UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  Form U-13-60


                                  ANNUAL REPORT

                                 For the Period

             Beginning January 1, 2001 and Ending December 31, 2001



                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                              SCANA Services, Inc.
-------------------------------------------------------------------------------
                        (Exact Name of Reporting Company)


                          A Subsidiary Service Company



                    Date of Incorporation: December 15, 1999

 State or Sovereign Power under which Incorporated or Organized: South Carolina

          Location of Principal Executive Offices of Reporting Company:

                                1426 Main Street
                         Columbia, South Carolina 29201

                       Name, title and address of officer
                     to whom correspondence concerning this
                           report should be addressed:

                                 Mark R. Cannon
                                   Controller
                                1426 Main Street
                               Columbia, SC 29201

 Name of Principal Holding Company Whose Subsidiaries are served by Reporting
 Company:

                                SCANA Corporation

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date of Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT                          ---------


------------------------------------------------------------------------
                                                 -----------------------
                                                  Schedule or Account      Page
Description of Schedules and Accounts                    Number           Number
--------------------------------------------------------------------------------

    COMPARATIVE BALANCE SHEET                               Schedule I         6
    SERVICE COMPANY PROPERTY                                Schedule II        8
    ACCUMULATED PROVISION FOR DEPRECIATION
       AND AMORTIZATION OF SERVICE COMPANY PROPERTY         Schedule III      10
    INVESTMENTS                                             Schedule IV       11
    ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES            Schedule V        12
    FUEL STOCK EXPENSES UNDISTRIBUTED                       Schedule VI       13
    STORES EXPENSE UNDISTRIBUTED                            Schedule VII      14
    MISCELLANEOUS CURRENT AND ACCRUED ASSETS                Schedule VIII     15
    MISCELLANEOUS DEFERRED DEBITS                           Schedule IX       16
    RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES     Schedule X        17
    PROPRIETARY CAPITAL                                     Schedule XI       18
    LONG-TERM DEBT                                          Schedule XII      19
    CURRENT AND ACCRUED LIABILITIES                         Schedule XIII     20
    NOTES TO FINANCIAL STATEMENTS                           Schedule XIV      21

    COMPARATIVE INCOME STATEMENT                            Schedule XV       22
     ANALYSIS OF BILLING -ASSOCIATE COMPANIES               Account 457       24
     ANALYSIS OF BILLING - NONASSOCIATE COMPANIES           Account 458       25
     ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
        NONASSOCIATE COMPANIES                              Schedule XVI      26
     SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION  Schedule XVII     28
     DEPARTMENTAL ANALYSIS OF SALARIES                      Account 920       34
     OUTSIDE SERVICES EMPLOYED                              Account 923       35
     EMPLOYEE PENSIONS AND BENEFITS                         Account 926       37
     GENERAL ADVERTISING EXPENSES                           Account 930.1     38
     MISCELLANEOUS GENERAL EXPENSES                         Account 930.2     39
     RENTS                                                  Account 931       40
     TAXES OTHER THAN INCOME TAXES                          Account 408       41
     DONATIONS                                              Account 426.1     42
     OTHER DEDUCTIONS                                       Account 426.5     44
     NOTES TO STATEMENT OF INCOME                           Schedule XVIII    45
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                       -----------
                                                                      Page
                                                                     Number
-------------------------------------------------------------------------------

Description of Reports or Statements
-------------------------------------------------------------------

  ORGANIZATION CHART                                                   46


  METHODS OF ALLOCATION                                                46


  ANNUAL STATEMENT OF COMPENSATION FOR USE
     OF CAPITAL BILLED                                                 53







-------------------------------------------------------------------------------



                                    ANNUAL REPORT OF SCANA Services, Inc.

-----------------------------------------------------------------------------------------------------------
                           SCHEDULE I - COMPARATIVE BALANCE SHEET
      Give balance sheet of the Company as of December 31 of the current and prior year

--- --------------------------------------------------------------------- --------------------------
ACCOUNT          ASSETS AND OTHER DEBITS (Dollars in Thousands)                        AS OF DECEMBER 31
---------------- --------------------------------------------------------------------- -----------------------
                                                                                       CURRENT       PRIOR
                                                                                       ------------- ---------
                 SERVICE COMPANY PROPERTY
101              Service company property                           (Schedule II)       $24,190      $14,729
107              Construction work in progress                      (Schedule II)        16,886       19,005
---------------- -------------------------------------------------- ---------------------------- ------------
                           Total Property                                                41,076       33,734
---------------- -------------------------------------------------- ---------------------------- ------------

108              Less accumulated provision for depreciation
                   and amortization of service company property     (Schedule III)                     3,659
                                                                                          4,983
---------------- -------------------------------------------------- ---------------------------- ------------
                           Net Service Company Property                                  36,093       30,075
---------------- -------------------------------------------------- ---------------------------- ------------

                 INVESTMENTS
123              Investments in associate companies                 (Schedule IV)             -            -
124              Other investments                                  (Schedule IV)             -            -
---------------- -------------------------------------------------- ---------------------------- ------------
                          Total Investments                                                   -            -
---------------- -------------------------------------------------- ---------------------------- ------------

                 CURRENT AND ACCRUED ASSETS
131              Cash                                                                    11,541        8,694
134              Special deposits                                                                          -
                                                                                             28
135              Working funds                                                              118          133
136              Temporary cash investments                         (Schedule IV)             -            -
141              Notes receivable                                                             -            -
143              Accounts receivable                                                        148          520
144              Accumulated provision for uncollectible accounts                             -            -
146              Accounts receivable from associate companies       (Schedule V)         57,972        3,934
152              Fuel stock expenses undistributed                  (Schedule VI)             -            -
154              Materials and supplies                                                                   76
                                                                                             70
163              Stores expense undistributed                       (Schedule VII)                         -
                                                                                              2
165              Prepayments                                                              2,338        1,705
174              Miscellaneous current and accrued assets           (Schedule VIII)           -
                                                                                                           -
---------------- -------------------------------------------------- ---------------------------- ------------
                            Total Current and Accrued Assets                             72,217       15,062
---------------- -------------------------------------------------- ---------------------------- ------------

                 DEFERRED DEBITS
181              Unamortized debt expense                                                     -            -
184              Clearing accounts                                                        1,926        1,665
186              Miscellaneous deferred debits                      (Schedule IX)         2,742        3,694
188              Research, development or demonstration expenditures(Schedule X)              -            -
190              Accumulated deferred income taxes                                            -            -
---------------- ------------------------------------------------------------------ ------- ------------
                            Total Deferred Debits                                         4,668        5,359
---------------- ------------------------------------------------------------------ ----------- ------------
                           TOTAL ASSETS AND OTHER DEBITS                               $112,978      $50,496
================ ================================================================== =========== ============




                                                 ANNUAL REPORT OF SCANA Services, Inc.

---------------------------------------------------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                        Give balance sheet of the Company as of December 31 of the current and prior year

----------------- ------------------------------------------------------------------------------ ---------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL (Dollars in Thousands)                     AS OF DECEMBER 31
----------------- ------------------------------------------------------------------------------ ---------------------------
                                                                                                   CURRENT        PRIOR
                                                                                              -------------- ------------
                  PROPRIETARY CAPITAL
201               Common stock issued                                     (Schedule XI)                  $1
                                                                                                                      $1
211               Miscellaneous paid-in-capital                           (Schedule XI)               5,465       35,950
215               Appropriated retained earnings                          (Schedule XI)                   -            -
216               Unappropriated retained earnings                        (Schedule XI)                   -            -
----------------- ------------------------------------------------------- ------------------- -------------- ------------
                            Total Proprietary Capital                                                 5,466       35,951
----------------- ------------------------------------------------------- ------------------- -------------- ------------

                  LONG-TERM DEBT
223               Advances from associate companies                       (Schedule XII)                  -            -
224               Other long-term debt                                    (Schedule XII)              3,451        1,239
225               Unamortized premium on long-term debt                                                   -            -
226               Unamortized discount on long-term debt-debit                                            -            -
----------------- ------------------------------------------------------- ------------------- -------------- ------------
                            Total Long-term Debt                                                      3,451        1,239
----------------- ------------------------------------------------------- ------------------- -------------- ------------

                  CURRENT AND ACCRUED LIABILITIES
228               Accrued provision injuries and damages                                                121           16
231               Notes payable                                                                           -            -
232               Accounts payable                                                                   10,618        7,749
233               Notes payable to associate companies                    (Schedule XIII)                 -            -
234               Accounts payable to associate companies                 (Schedule XIII)            85,640            -
236               Taxes accrued                                                                        (85)         (83)
237               Interest accrued                                                                        -            -
238               Dividends declared                                                                      -            -
241               Tax collections payable                                                               130           99
242               Miscellaneous current and accrued liabilities           (Schedule XIII)             2,531        1,812
----------------- ------------------------------------------------------- ------------------- -------------- ------------
                           Total Current and Accrued Liabilities                                     98,955        9,593
----------------- ------------------------------------------------------- ------------------- -------------- ------------

                  DEFERRED CREDITS
253               Other deferred credits                                                              3,389        3,547
255               Accumulated deferred investment tax credits                                             -            -
----------------- ------------------------------------------------------- ------------------- -------------- ------------
                             Total Deferred Credits                                                   3,389        3,547
----------------- ------------------------------------------------------- ------------------- --------------
                                                                                                             ------------

282               ACCUMULATED DEFERRED INCOME TAXES                                                   1,717          166

                                                                          ------------------- -------------- ------------
----------------- -------------------------------------------------------
                  TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                        $112,978      $50,496
================= ======================================================= =================== ============== ============



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                   SCHEDULE II - SERVICE COMPANY PROPERTY

--------------------------------------------------- --------- ---------------- ----------------- -------------- --------------------
                                                    BALANCE AT                                                        BALANCE AT
                                                    BEGINNING                        RETIREMENT         OTHER          CLOSE OF
                DESCRIPTION (Dollars in Thousands)   OF YEAR         ADDITIONS        OR SALES       CHANGES(1)          YEAR
--------- -------------------------------------------------------- -------------- ----------------- -------------- -----------------

          SERVICE COMPANY
               PROPERTY

Account

301       ORGANIZATION                                         $-             $-          $-             $-                $-

303       MISCELLANEOUS INTANGIBLE PLANT                    5,897          6,216           -         (4,912)            7,201

304       LAND AND LAND RIGHTS                                  -              -           -              -                 -

305       STRUCTURES AND IMPROVEMENTS                         146             13           -              -               159

306       LEASEHOLD IMPROVEMENTS                            2,451              -           -              -             2,451

307       EQUIPMENT (2)                                     2,187          4,945           -              -             7,132

308       OFFICE FURNITURE AND EQUIPMENT                      832            156           -              -               988

309       AUTOMOBILES, OTHER VEHICLES
          AND RELATED GARAGE EQUIPMENT                         92              -           -              -                92

310       AIRCRAFT AND AIRPORT EQUIPMENT                    1,810              -           -              -             1,810

311       OTHER SERVICE COMPANY PROPERTY (3)                1,314          3,890           -          (847)             4,357
--------- -------------------------------------------------------- -------------- ----------- -------------- -----------------

                    SUB-TOTAL                              14,729         15,220           -         (5,759)           24,190
--------- -------------------------------------------------------- -------------- ----------- -------------- -----------------

107       CONSTRUCTION WORK IN PROGRESS (4)                19,005         10,042      12,161              -            16,886
--------- -------------------------------------------------------- -------------- ----------- -------------- -----------------

                     TOTAL                                $33,734        $25,262      12,161         $(5,759)           $41,076

--------- -------------------------------------------------------- -------------- ----------- -------------- -----------------
------------------------------------------------------------------------------------------------------------------------------
(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     Amortization of assets under capital lease in accordance with the capital lease accounting instructions prescribed in the Federal Energy Regulatory
Commission Uniform System of Accounts and the transfer of assets to other system subsidiaries.

                             SCHEDULE II - CONTINUED


--------------------------------------------------------------------------------
(2)SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:


--------------------------------------------------------------------------------
                                                                      BALANCE
                                                                      AT CLOSE
   SUBACCOUNT DESCRIPTION (Dollars in Thousands)       ADDITIONS      OF YEAR
------------------------------------------------------ -------------- ----------

EDP Equipment                                           $4,823         $6,937
Office Data Handling Equipment                             122            195












                                          ---------------------------
                                            TOTAL       $4,945         $7,132
-------------------------------------------------- ------------
                                                                        --------

(3)DESCRIBE OTHER SERVICE COMPANY PROPERTY:

     Capitalized computer leases ($3,451) and communication equipment ($785).






------------------------------------------------------------------------- ------
(4)DESCRIBE CONSTRUCTION WORK IN PROGRESS:

     Data processing systems







------------------------------------------------------------------------- ------


                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------------------
                                                                 SCHEDULE III
                             ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
------------------------------------------------------------------------------------------------------------------------

--------------------------------------------- ----------- -------------- ------------- ----------- -----------------------
                                                   BALANCE AT      ADDITIONS                                 BALANCE AT
                                                                 -------------------------------------------
                                                    BEGINNING     CHARGED TO                  OTHER CHANGES   CLOSE OF
              DESCRIPTION (Dollars in Thousands)     OF YEAR      ACCOUNT 403   RETIREMENTS  ADD (DEDUCT)(1)    YEAR
--------- ----------------------------------------------------------------------------------------------------------------

Account

301       ORGANIZATION                                 $-            $-             $-              $-             $-
303       MISCELLANEOUS INTANGIBLE PLANT            1,032           962              -           (924)         1,070
304       LAND AND LAND RIGHTS                          -             -              -               -              -
305       STRUCTURES AND IMPROVEMENTS                  65            22              -            (43)             44
306       LEASEHOLD IMPROVEMENTS                        -            73              -             602            675
307       EQUIPMENT                                 2,127           906              -           (507)          2,526
308       OFFICE FURNITURE AND FIXTURES               224           145              -            (49)            320
309       AUTOMOBILES, OTHER VEHICLES
          AND RELATED GARAGE EQUIPMENT                 50             4              -             (1)             53
310       AIRCRAFT AND AIRPORT EQUIPMENT              160           172              -            (64)            268
311       OTHER SERVICE COMPANY PROPERTY                1            28              -             (2)             27
--------- ------------------------------------------------ ------------- -------------- --------------- --------------
                                                   $3,659        $2,312             $-          $(988)         $4,983
--------- ------------------------------------------------ ------------- -------------- --------------- --------------
------------------------------------------------------------------------------------------------------------------------
(1)PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     Other changes are primarily the result of reclassifications and the transfers of assets to other system subsidiaries.


--------------------------------------------------------------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS



---------------------------------------------------------------------------
---------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

-------------------------------------------------------------------------------
                                                      BALANCE AT      BALANCE
                                                       BEGINNING      AT CLOSE
          DESCRIPTION (Dollars in Thousands)            OF YEAR       OF YEAR
-------------------------------------------------- ------------------ ---------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES         $ -              $ -









ACCOUNT 124 - OTHER INVESTMENTS                           -                -












ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                  -                -









                                                      ------------ ------------
                                             TOTAL         $-               $-
--------------------------------------------------- ------------------
                                                                       --------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

----------------------------------------------------------------------------
                                                    BALANCE AT      BALANCE
                                                     BEGINNING      AT CLOSE
    DESCRIPTION (Dollars in Thousands)                OF YEAR       OF YEAR
------------------------------------------------ ------------------ --------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

          ServiceCare, Inc.                          $421           $230
          SCANA Propane Gas, Inc.                       5              -
          SCANA Energy Marketing, Inc.              1,430          6,664
          Primesouth Inc.                             289            330
          SCANA Petroleum Resources                     -              1
          SCANA Development Corporation                 3             12
          South Carolina Pipeline Corporation         273            504
          SCANA Communications, Inc.                  174            200
          SCANA Resources, Inc.                         7              -
          Public Service Company of
           North Carolina, Incorporated             1,332          7,103
          South Carolina Electric & Gas Company         -         42,928
                                          ------------------ --------------
                                 TOTAL             $3,934        $57,972
----------------------------------------- ------------------ --------------
                                                           TOTAL
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:         PAYMENTS
                                                           --------------

          South Carolina Pipeline Corporation                         $5
          Public Service Company of North Carolina, Incorporated      42
          ServiceCare, Inc.                                            3
          SCANA Resources, Inc.                                       26



                                                             ---------
                                             TOTAL PAYMENTS          $76
------------------------------------------------------------ --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


--------------------------------------------------------------------------------
           DESCRIPTION (Dollars in Thousands)     LABOR     EXPENSES      TOTAL
---------------------------------------------------------- ------------ --------

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED   $-         $-           $-









                                          --------------- ---------- -----------
                                   TOTAL         $-         $-           $-
----------------------------------------- --------------- ----------
                                                                         -------

SUMMARY:





----------------------------------------------------------------------- --------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------
  DESCRIPTION (Dollars in Thousands)       LABOR          EXPENSES       TOTAL
-------------------------------------- --------------- -------------------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

South Carolina Electric and Gas           $2              $-              $2













                                      --------------- --------------- ----------
                               TOTAL        $2              $-              $2
------------------------------------- --------------- --------------- ----------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                   BALANCE AT       BALANCE
                                                    BEGINNING       AT CLOSE
       DESCRIPTION (Dollars In Thousands)            OF YEAR        OF YEAR
------------------------------------------------------------------- ------------

ACCOUNT 174 -      MISCELLANEOUS CURRENT AND
                    ACCRUED ASSETS                     $-                $-
















                                               -------------------- -----------
                                        TOTAL          $-                $-
---------------------------------------------- -------------------- -----------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                                       BALANCE AT       BALANCE
                                                        BEGINNING       AT CLOSE
          DESCRIPTION (Dollars in Thousands)             OF YEAR        OF YEAR
-------------------------------------------------- -------------------- --------

ACCOUNT 186 -      MISCELLANEOUS DEFERRED DEBITS

  Other work in progress                                   $1,467         $1,690
  Prepaid software                                            443            512
  Unbilled clearing                                         1,780            535
  Other (1 item)                                                4              5
















                                                      ----------- --------------
                                               TOTAL      $3,694         $2,742
----------------------------------------------------- ----------- --------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------


                     DESCRIPTION (Dollars in Thousands)                AMOUNT
--------------------------------------------------------------------------------

ACCOUNT 188 -  RESEARCH, DEVELOPMENT, OR  DEMONSTRATION EXPENDITURES     $-















                                                                ---------------
                                                         TOTAL        $-
--------------------------------------------------------------- ---------------



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2001

--------------------------------------------------------------------------------------------------------------------------
                                                  SCHEDULE XI - PROPRIETARY CAPITAL
--------------------------------------------------------------------------------------------------------------------------
                                                       NUMBER OF        PAR OR STATED             OUTSTANDING
ACCOUNT                                                 SHARES              VALUE               CLOSE OF PERIOD
                                                                                       -----------------------------------
NUMBER                            CLASS OF STOCK      AUTHORIZED          PER SHARE     NO. OF SHARES     TOTAL AMOUNT
-------------------------------------------------------------------------------------- ---------------- ------------------
201                       COMMON STOCK ISSUED            1,000              No Par          1,000            $1,000
-------------------------------------------------------------------------------------- ---------------- ------------------
INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
-------------------------------------------------------------------------------------------------------------------------
                                                  DESCRIPTION (Dollars in                                   AMOUNT
                                Thousands)
---------------------------------------------------------------------------- -------- ---------------- ------------------


ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
                       Capitalization of company                                                                  $5,465


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                          $-



                                                                                                       ------------------
                                                                                           TOTAL                  $5,465
------------------------------ ---------------------- ---------------------- -------- ---------------- ------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage,amount of dividend, date declared and date paid.


--------------------------------------------------------------------------------------------------------------
                                    BALANCE AT        NET INCOME                            BALANCE AT
                                    BEGINNING             OR             DIVIDENDS             CLOSE
            DESCRIPTION              OF YEAR            (LOSS)              PAID              OF YEAR
--------------------------------------------------------------------------------------------------------------

ACCOUNT 216 --
UNAPPROPRIATED
RETAINED EARNINGS







                                 -----------------------------------------------------------------------------
               TOTAL                    $-                $-                 $-                 $-
--------------------------------------------------------------------------------------------------------------






                      ANNUAL REPORT OF SCANA Services, Inc.

                         For the Year Ended December 31, 2001

--------------------------------------------------------------------------------
                          SCHEDULE XII - LONG-TERM DEBT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                                                           (Dollars in Thousands)
----------------------- --------------------------------- --------------------------------------------------------------------------
                             TERMS OF OBLIG                                       BALANCE AT                               BALANCE
       NAME OF               CLASS & SERIES    DATE OF     INTEREST     AMOUNT    BEGINNING                              AT CLOSE OF
       CREDITOR               OF OBLIGATION    MATURITY      RATE     AUTHORIZED   OF YEAR    ADDITIONS  DEDUCTIONS (1)      YEAR
                        --------------------------------- --------------------------------------------------------------
-----------------------

ACCOUNT 223- ADVANCES FROM
  ASSOCIATE COMPANIES:




ACCOUNT 224 - OTHER LONG-
  TERM DEBT:

O/E Systems, Inc.       master lease of        from 6 to     ranging           -     $1,239       $3,059       $847       $3,451
                          computer equipment     36 months     from 2.7%
                                                               to 3.1%







                                                ------------- ------------------------------ ---------------------------------------
                                TOTAL                                                $1,239       $3,059       $847       $3,451
----------------------- ----------------------- ------------- ------------------------------ ---------------------------------------
(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Amortization of capital lease obligations in accordance with the capital lease accounting instructions prescribed in the Federal Energy Regulatory
   Commission Uniform System of Accounts.
--------------------------------------------------------------------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------
                                                     BALANCE AT      BALANCE
                                                      BEGINNING      AT CLOSE
              DESCRIPTION (Dollars in Thousands)       OF YEAR       OF YEAR
-------------------------------------------------------------------- ----------

ACCOUNT 233 -    NOTES PAYABLE TO ASSOCIATE COMPANIES








                                                 ------------- ---------------
                                          TOTAL            $-              $-
------------------------------------------------ ------------- ---------------


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

      SCANA Corporation                                   $-         $85,640









                                             ------------------ ---------------
                                      TOTAL                 $-         $85,640
-------------------------------------------- ------------------ ---------------


ACCOUNT 242 - MISCELLANEOUS CURRENT AND
                              ACCRUED LIABILITIES

     Accrued payroll                                    $1,812          $2,531




                                         ------------------ ---------------
                                      TOTAL             $1,812          $2,531
---------------------------------------- ------------------ ---------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS


     ---------------------------------------------------------------------------
     INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

1. SCANA Services, Inc. was established to provide certain administrative and service functions for the SCANA system companies. Initial capitalization was provided by SCANA Corporation through the purchase of SCANA Services, Inc.'s common stock and the transfers of certain assets from SCANA system companies to SCANA Services, Inc.

2. The financial statements are presented using the accrual method of accounting.

3. Provisions for depreciation and amortization are recorded using the straight- line method and are based on the estimated service lives of the various classes of property.

4. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.



--------------------------------------------------------------------------- ----

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

                                   SCHEDULE XV
                               STATEMENT OF INCOME

-------- ---------------------------------------- ---------------- -------------
ACCOUNT    DESCRIPTION (Dollars in Thousands)      CURRENT YEAR    PRIOR YEAR
-------- ---------------------------------------- ---------------- -------------

         INCOME

415      Revenue from merchandise                      $175              $7
417.0    Other nonutility revenue                    12,648           2,976
418.0    Non operating rent                             205              88
419.0    Interest & dividends                             5             181
419.1    AFUDC                                            -              65
421      Miscellaneous income or loss                 4,166           1,375
453      Sales of water                                   -             (1)
454      Rent from electric property                    223             187
456      Other electric revenue                         375             493
457      Services rendered to associate companies   222,464         162,956
493      Rent from gas property                           7               9
                                            ---------------- ---------------
                              Total Income          240,268         168,336
                                            ---------------- ---------------
         EXPENSE

901      Supervision customer accounting               3,258           1,881
902      Meter reading                                 7,178           3,025
903      Customer records and collections             36,256          22,071
905      Miscellaneous customer accounts               1,410             901
907      Supervision customer service                    312             175
908      Customer assistance                           2,118           1,580
909      Informational and instructional advertising      30              11
910      Miscellaneous customer service                1,198             455
911      Supervision sales activities                    680             536
912      Demonstrating and selling                     5,581           3,794
913      Advertising                                     141              84
916      Miscellaneous sales                           1,083             624
920      Salaries and wages *                         39,469          35,353
921      Office supplies and expenses                 46,997          37,120
923      Outside services employed                    21,444          16,136
924      Property insurance                                -               1
925      Injuries and damages                          1,586           2,670
926      Employee pensions and benefits               18,123          13,352
928      Regulatory commission expense                   787             533
929      Duplicate charges-credit                       (13)
                                                                         (8)
930.1    General advertising expenses                    808           1,326
930.2    Miscellaneous general expenses                6,914           3,561
931      Rents                                         6,278           3,075
932      Maintenance of structures and equipment         345             418
935      Maintenance of general plant                  2,014           2,205
408      Taxes other than income taxes                 6,449           4,596
409      Income taxes                                 1,607)            (85)
410      Provision for deferred income taxes           1,607              85
414      Depreciation and amortization expense         1,698               -
416      Expense from merchandise                      2,318           2,367
417.1    Other nonutility expenses                    11,092           2,635
426.1    Donations                                     2,355           1,404
426.2    Life insurance                               1,110)         (1,671)
426.4    Civic, politic and related accounts           1,181           1,028
426.5    Other deductions                              3,640           2,780
430      Interest on debt to associate companies       1,733               -
431      Other interest expense                          661             530
432      AFUDC                                         (469)           (345)
500      Operation supervision and engineering steam       -               5
501      Fuel handling expense                            78              89
506      Operation misc steam                            576             507
510      Maint supervision and engineering                51              40
511      Maint structures steam                            2               -
512      Maint boiler plant steam                         19               -
513      Maint electric plant steam                        5               -
517      Operation supervision and engineering nuclear   234             132
519      Operation coolants and water                     79              23
520      Operation steam expenses nuclear                 73              57
524      Operation misc nuclear                        1,832             964
528      Maint supervision and engineering                 -               3
530      Maint reactor plant equipment                    29               -
532      Maint misc nuclear                              273             230
537      Operation expenses hydro                         28              77
539      Operation misc hydraulic pwr gen                 66              54
543      Maint reservoirs dams                             2               -
544      Maint electric plant hydro                        -               1
546      Operation supervision and engineering             6               3
549      Operation misc other power generation            14              21
552      Maint structures other power                      2               -
556      System control and load                         122              99
560      Operation supervision and engineering            11              47
561      Operation load dispatching transmission          35              69
562      Operation station expenses transmission          84              32
563      Operation OH line expenses transmission           1               1
566      Operation misc transmission                      375            (64)
568      Maint supervision and engineering                   10              11
569      Maint structures transmission                       22              19
570      Maint station equipment transmission                90              59
571      Maint overhead lines transmission                    2               1
573      Maint misc transmission                             35              49
580      Distribution operation supervision
          and engineering                                    10            (11)
581      Distribution operation load dispatch                 3               2
582      Distribution operation station expenses             91              43
583      Distribution operation remove and reset              1               2
585      Distribution operation street light and sign        87              29
586      Distribution operation meter expenses              484             395
587      Distribution operation customer install              1               -
588      Distribution operation misc distribution           693             449
592      Distribution maint of station equipment             29              12
593      Distribution maint of OH Lines                     100              90
594      Distribution maint underground lines                30              29
595      Distribution maint line transformer                  2               -
596      Distribution maint street light and signal          20              10
598      Distribution maint misc distribution plant          11               2
717      Operation liquid petroleum gas                       -               1
735      Environmental amortization and misc                219              96
851      System control and load dispatch                   129               -
853      Compressor station labor and expenses                4               -
856      Mains expense                                        5               -
857      Meas and reg station                                 1               -
861      Maint supervision and engineering                   11               -
870      Supervision and engineering natural gas
           distribution                                       1               -
874      Mains and services natural gas distribution         43              47
878      Meter and house regulator                          240             152
879      Customer installation                               13               4
880      Other expenses natural gas                         294             208
887      Maint mains natural gas distribution                 2               -
350      Superintendence operations                          26              24
351      Superintendence maint                                7               5
370      Administrative and general                          10              15
                                        ------ ---------------
                                 Total Expense          240,268
                                                                        168,336
                                                ----------------- --------------
                                                       --------------------- ---
                                 Net Income or (Loss)      $-              $-
--------------- -------------------------------------- ---------------------


*Salary and wage amounts are charged to Account 920 and other expense  accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.
     ---------------------------------------------------------------------------


                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


--------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

--------------------------------------------------------------------------------------------
                                           DIRECT     INDIRECT    OMPENSATION    TOTAL
                                            COSTS       COSTS       FOR USE      AMOUNT
NAME OF ASSOCIATE COMPANY                  CHARGED     CHARGED    OF CAPITAL     BILLED
                                          --------------------------------------
(Dollars in Thousands)                      457-1       457-2        457-3
--------------------------------------------------------------------------------------------

South Carolina Electric & Gas Company         $61,343     $88,056     $-           $149,399
South Carolina Fuel Company, Inc.                  79           -       -                79
South Carolina Pipeline Corporation             4,748       1,988       -             6,736
Public Service Company of North Carolina,
    Incorporated                               31,262       5,785       -            37,047
SCANA Communications, Inc.                      1,538         180       -             1,718
SCANA Energy Marketing, Inc.                   19,971       3,183       -            23,154
ServiceCare, Inc.                               1,348         218       -             1,566
SCANA Resources, Inc.                              47           -       -                47
SCANA Development Corporation                      49           -       -                49
SCANA Petroleum Resources, Inc.                    14           -       -                14
South Carolina Generating Company, Inc.           746         994       -             1,740
Primesouth Inc.                                   184         731       -               915



                                            ---------- ------------ --------------------
                                     TOTAL   $121,329     $101,135    $-           $222,464
------------------------------------------- ---------- ------------ --------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                   ANALYSIS OF BILLING
                 NONASSOCIATE COMPANIES
                       ACCOUNT 458

--------------------------------------------------------------------------------
NAME OF       DIRECT     INDIRECT    COMPENSATION              EXCESS    TOTAL
NONASSOCIATE   COST        COST        FOR USE       TOTAL       OR      AMOUNT
COMPANY       CHARGED     CHARGED     OF CAPITAL     COST    DEFICIENCY  BILLED
            ---------- ------------------------------      -------------
               458-1       458-2        458-3                  458-4
---------------------- ---------------------------------------------------------













       --------------------------------------------------- ---------------------
TOTAL        $-          $-          $-           $-          $-         $-
------ --------------------------------------------------- ---------------------

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.




-------------------------------------------------------------------------------





                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2001

--------------------------------------------------------------------------------------------------------------------------

                                                                        SCHEDULE XVI
                                                               ANALYSIS OF CHARGES FOR SERVICE
                                                            ASSOCIATE AND NONASSOCIATE COMPANIES

------------------------------------------------------------------------------------------------------------------------------------
                                               ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                                 -----------------------------------------------------------------------------
DESCRIPTION OF ITEMS  (Dollars in Thousands)    DIRECT    INDIRECT              DIRECT INDIRECT       DIRECT  INDIRECT
                                                 COST       COST       TOTAL     COST    COST   TOTAL  COST     COST         TOTAL
------------------------------------------------ -------- ----------- ------------------------------------------------------ -------

901      SUPERVISION CUSTOMER ACCOUNTING          $3,258         -      $3,258      -       -       -     $3,258        -    $3,258
902      METER READING                             7,148        30       7,178      -       -       -      7,148       30     7,178
903      CUSTOMER RECORDS AND COLLECTIONS         36,235        21      36,256      -       -       -     36,235       21    36,256
905      MISCELLANEOUS CUSTOMER ACCOUNTS           1,410         -       1,410      -       -       -      1,410        -     1,410
907      SUPERVISION CUSTOMER SERVICE                311         1         312      -       -       -        311        1       312
908      CUSTOMER ASSISTANCE                       2,118         -       2,118      -       -       -      2,118        -     2,118
909      INFORMATIONAL AND INSTRUCTIONAL
          ADVERTISING                                 30         -          30      -       -       -         30        -        30
910      MISCELLANEOUS CUSTOMER SERVICE            1,155        43       1,198      -       -       -      1,155       43     1,198
911      SUPERVISION SALES ACTIVITIES                679         1         680      -       -       -        679        1       680
912      DEMONSTRATING AND SELLING                 5,292       289       5,581      -       -       -      5,292      289     5,581
913      ADVERTISING                                 136         5         141      -       -       -        136        5       141
916       MISCELLANEOUS SALES                      1,083         -       1,083      -       -       -      1,083        -     1,083
920      SALARIES AND WAGES                       29,941     9,528      39,469      -       -       -     29,941    9,528    39,469
921      OFFICE SUPPLIES AND EXPENSES             39,430     7,567      46,997      -       -       -     39,430    7,567    46,997
923      OUTSIDE SERVICES EMPLOYED                16,922     4,522      21,444      -       -       -     16,922    4,522    21,444
924      PROPERTY INSURANCE                            -         -           -      -       -       -          -        -         -
925      INJURIES AND DAMAGES                      1,443       143       1,586      -       -       -      1,443      143     1,586
926      EMPLOYEE PENSIONS AND BENEFITS           15,534     2,589      18,123      -       -       -     15,534    2,589    18,123
928      REGULATORY COMMISSION EXPENSE               787         -         787      -       -       -        787        -       787
929       DUPLICATE CHARGES-CREDIT                  (13)         -        (13)      -       -       -       (13)        -      (13)
930.1     GENERAL ADVERTISING EXPENSES               788        20         808      -       -       -        788       20       808
930.2     MISCELLANEOUS GENERAL EXPENSES           3,421     3,493       6,914      -       -       -      3,421    3,493     6,914
931      RENTS                                     3,701     2,577       6,278      -       -       -      3,701    2,577     6,278
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT     345         -         345      -       -       -        345        -       345
935      MAINTENANCE OF GENERAL PLANT              2,021       (7)       2,014       -       -       -     2,021      (7)     2,014
408      TAXES OTHER THAN INCOME TAXES             4,510     1,939       6,449       -       -       -     4,510    1,939     6,449
409      INCOME TAXES                            (1,607)         -     (1,607)       -       -       -   (1,607)        -   (1,607)
410      PROVISION FOR DEFERRED INCOME TAXES       1,607         -       1,607       -       -       -     1,607        -     1,607
414      DEPRECIATION AND AMORTIZATION EXPENSE        60     1,638       1,698                                60    1,638     1,698
416      EXPENSES FROM MERCHANDISE                 2,318         -       2,318       -       -       -     2,318        -     2,318
417.1   OTHER NONUTILITY EXPENSES                 10,885       207      11,092       -       -       -    10,885      207    11,092
426.1   DONATIONS                                    727     1,628       2,355       -       -       -       727    1,628     2,355
426.2   LIFE INSURANCE                           (1,114)         4     (1,110)       -       -       -   (1,114)        4   (1,110)
426.4   CIVIC, POLITIC AND RELATED ACCOUNTS          234       947       1,181       -       -       -       234      947     1,181
426.5   OTHER DEDUCTIONS                           1,175     2,465       3,640       -       -       -     1,175    2,465     3,640
431      OTHER INTEREST EXPENSE                      661         -         661       -       -       -       661        -       661
432      AFUDC                                      (17)     (452)       (469)       -       -       -      (17)    (452)     (469)
500      OPERATION SUPERVISION AND ENGINEERING
          STEAM                                        -         -           -       -       -       -         -        -         -
501      FUEL HANDLING EXPENSE                        78         -          78       -       -       -        78        -        78
506      OPERATION MISC STEAM                        576         -         576       -       -       -       576        -       576
510      MAINT SUPERVISION AND ENGINEERING            51         -          51       -       -       -        51        -        51
511      MAINT STRUCTURES STEAM                        2         -           2                                 2        -         2
512      MAINT BOILER PLANT STEAM                     19         -          19                                19        -        19
513      MAINT ELECTRIC PLANT STEAM                    5         -           5                                 5        -         5
517      OPERATION SUPERVISION AND ENGINEERING
          NUCLEAR                                    234         -         234       -       -       -       234        -       234
519      OPERATION COOLANTS AND WATER                 79         -          79       -       -       -        79        -        79
520      OPERATION STEAM EXPENSES NUCLEAR             73         -          73       -       -       -        73        -        73
524      OPERATION MISC NUCLEAR                    1,832         -       1,832       -       -       -     1,832        -     1,832
528      MAINT SUPERVISION AND ENGINEERING             -         -           -       -       -       -         -        -         -






-------------------------------------------------------------------------------- ---------------------------------- ----------------
                                                  ASSOCIATE COMPANY CHARGES           NONASSOCIATE COMPANY       TOTAL CHARGES FOR
                                                 --------------------------- -------------------------------------------------------
DESCRIPTION OF ITEMS                                 DIRECT  INDIRECT         DIRECT INDIRECT          DIRECT   INDIRECT
                                                      COST     COST    TOTAL   COST    COST    TOTAL    COST      COST        TOTAL
----------------------------------------------------------- ------------------------------------------ -------- -----------

530      MAINT REACTOR PLANT EQUIPMENT                 29        -      29                                29        -          29
532      MAINT MISC NUCLEAR                           273        -     273       -       -        -      273        -         273
537      OPERATION EXPENSES HYDRO                      28        -      28       -       -        -       28        -          28
539      OPERATION  MISC HYDRAULIC PWR GEN             66        -      66       -       -        -       66        -          66
543      MAINT RESERVOIRS DAMS                          2        -       2                                 2        -           2
544      MAINT ELECTRIC  PLANT HYDRO                    -        -       -       -       -        -        -        -           -
546      OPERATION SUPERVISION AND ENGINEERING          6        -       6       -       -        -        6        -           6
549      OPERATION MISC OTHER POWER GENERATION         14        -      14       -       -        -       14        -          14
552      MAINT STRUCTURER OTHER POWER                   2        -       2                                 2        -           2
556      SYSTEM CONTROL AND LOAD                      122        -     122       -       -        -      122        -         122
560      OPERATION SUPERVISION AND ENGINEERING         11        -      11       -       -        -       11        -          11
561      OPERATION LOAD DISPATCHING TRANSMISSION       35        -      35       -       -        -       35        -          35
562      OPERATION STATION EXPENSES TRANSMISSION       84        -      84       -       -        -       84        -          84
563      OPERATION OH LINE EXPENSES TRANSMISSION        1        -       1       -       -        -        1        -           1
566      OPERATION MISC TRANSMISSION                  375        -     375       -       -        -      375        -         375
568      MAINT SUPERVISION AND ENGINEERING             10        -      10       -       -        -       10        -          10
569      MAINT STRUCTURES TRANSMISSION                 22        -      22       -       -        -       22        -          22
570      MAINT STATION EQUIPMENT TRANSMISSION          90        -      90       -       -        -       90        -          90
571      MAINT OVERHEAD LINES TRANSMISSION              2        -       2       -       -        -        2        -           2
573      MAINT MISC TRANSMISSION                       35        -      35       -       -        -       35        -          35
580      DISTRIBUTION OPER SUPERVISION AND
          ENGINEERING                                  10        -      10       -       -        -       10        -          10
581      DISTRIBUTION OPER LOAD DISPATCH                3        -       3       -       -        -        3        -           3
582      DISTRIBUTION OPER STATION EXPENSES            91        -      91       -       -        -       91        -          91
583      DISTRIBUTION OPER REMOVE AND RESET             1        -       1       -       -        -        1        -           1
585      DISTRIBUTION OPER STREET LIGHT AND SIGNAL     87        -      87       -       -        -       87        -          87
586      DISTRIBUTION OPER METER EXPENSES             484        -     484       -       -        -      484        -         484
587      DISTRIBUTION OPERATION CUSTOMER INSTALL        1        -       1                                 1        -           1
588      DISTRIBUTION OPER MISC DISTRIBUTION          693        -     693       -       -        -      693        -         693
592      DISTRIBUTION MAINT OF STATION EQUIPMENT       29        -      29       -       -        -       29        -          29
593      DISTRIBUTION MAINT OF OH LINES               100        -     100       -       -        -      100        -         100
594      DISTRIBUTION MAINT UNDERGROUND LINES          30        -      30       -       -        -       30        -          30
595      DISTRIBUTION MAINT LINE TRANSFORMER            2        -       2                                 2        -           2
596      DISTRIBUTION MAINT STREET LIGHT AND SIGNAL    20        -      20       -       -        -       20        -          20
598      DISTRIBUTION MAINT MISC DISTRIBUTION  PLANT   11        -      11       -       -        -       11        -          11
717      OPERATION LIQUID PETROLEUM GAS                 -        -       -       -       -        -        -        -           -
735      ENVIRONMENTAL AMORTIZATION AND MISC          219        -     219       -       -        -      219        -         219
851      SYSTEM CONTROL AND LOAD DISPATCH             129        -     129                               129        -         129
853      COMPRESSOR STATION LABOR AND EXPENSES          4        -       4                                 4        -           4
856      MAINS EXPENSE                                  5        -       5                                 5        -           5
857      MEAS AND REG STATION                           1        -       1                                 1        -           1
861      MAINT SUPERVISION AND ENGINEERING             11        -      11                                11        -          11
870      SUPERVISION AND ENGINEERING NAT URAL GAS
          DISTRIBUTION                                  1        -       1                                 1        -           1
874      MAINS AND SERVICE  NATURAL GAS DISTRIBUTION   43        -      43       -       -        -       43        -          43
878      METER AND HOUSE REGULATOR                    240        -     240       -       -        -      240        -         240
879      CUSTOMER  INSTALLATION                        13        -      13       -       -        -       13        -          13
880      OTHER EXPENSES NATURAL GAS                   294        -     294       -       -        -      294        -         294
887      MAINT MAINS NATURAL GAS DISTRIBUTION           2        -       2                                 2        -           2
350      SUPERINTENDENCE OPERATIONS                    26        -      26       -       -        -       26        -          26
351      SUPERINTENDENCE MAINT                          7        -       7       -       -        -        7        -           7
370      ADMINISTRATIVE AND GENERAL                    10        -      10       -       -        -       10        -          10
----------------------------------------------------
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
----------------------------------------------------------------
                                                               -------- --------- ------- ------ ---------------- ---------- -------

                                  TOTAL EXPENSES =   $199,337   $39,198   $238,535    $-     $-   $-    $199,337  $39,198  $238,535
                                                    ---------- --------- ---------- -------------------------------------- ---------

          COMPENSATION FOR USE OF EQUITY CAPITAL =      -        -           -        -       -    -       -         -         -
                                                    ---------- --------- ---------- ------------------------------------------------

     430 INTEREST ON DEBT TO ASSOCIATE COMPANIES =                 $890               -       -    -      $843     $890
                                                         $843             $1,733                                             $1,733
                                                    ---------- --------- ---------- ------------------------------------------------

                           TOTAL COST OF SERVICE =   $200,180   $40,088   $240,268    $-      $-    $-   $200,180  $40,088  $240,268






------------------------------------------------------------- ---------- ----------- ---------- ----------- ------------- ----------

                                                                           ANNUAL REPORT OF SCANA Services, Inc.

                                                                             For the Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------

                                                                                       SCHEDULE XVII
                                                                             SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                            BY
                                                                              DEPARTMENT OR SERVICE FUNCTION

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------ ---------- ------------------------------------------------------------
                                                                                    DEPARTMENT OR SERVICE FUNCTION
                                                                        ------------------------------------------------------------
                                                                        --------------- ---------- ------------- ---------- --------
                                                       INFOR-
               DESCRIPTION OF ITEMS   TOTAL  OVER- MATION  CUSTOMER MARKETING EMPLOYEE PROCURE- FINANCIAL REGULA- PUBLIC INVESTOR
              (Dollars in Thousands)  AMOUNT HEAD SERVICES SERVICES AND SALES SERVICE  MENT    SERVICES   TORY  AFFAIRS RELATIONS
              -
---------------------------------------------------------- ------- ----------------- ------ ---------- ------ ------ ---------
---------------------------------------------------------- ------- ----------------- ------ ---------- ------ ------ ---------

901     SUPERVISION CUSTOMER ACCOUNTING      $3,258     $-    $67   $3,120       $12      $-      $-        $59   $(1)      $-    $-
902     METER READING                         7,178      -     65    6,905        46       -       1        152      -       -     -
903     CUSTOMER RECORDS AND COLLECTIONS     36,256      -    881   20,146     7,735     462      99      6,803      -       -     -
905     MISCELLANEOUS CUSTOMER ACCOUNTS       1,410      -      9    1,137        75     172       -          8      -       -     -
907     SUPERVISION CUSTOMER SERVICE            312      -      -      171        79       -       -         58      -       -     -
908     CUSTOMER ASSISTANCE                   2,118      -     34      745       815       -       -          -      -       1     -
909     INFORMATIONAL AND INSTRUCTIONAL
         ADVERTISING                             30      -      -        -         -       -       -          -      -       -     -
910     MISCELLANEOUS CUSTOMER SERVICE        1,198      -      8    1,057        82       -       -          -      -       -     -
911     SUPERVISION SALES ACTIVITIES            680      -      -       56       624       -       -          -      -       -     -
912     DEMONSTRATING AND SELLING             5,581      -      9      109     5,459       -       -          3      -       -     -
913     ADVERTISING                             141      -      -        3       129       -       1          7      -       1     -
916     MISCELLANEOUS SALES                              -    (5)        1       329       -      48         10      -       -     -
                                              1,083
920     SALES AND SALARIES                   39,469      -    248      909     2,009   4,151   1,818     14,348    639   2,697   561
921     OFFICE SUPPLIES AND EXPENSES         46,997      - 16,450    3,153       610   1,561     217      8,152    157   2,084   287
923     OUTSIDE SERVICES EMPLOYED            21,444      -    223       35         7   2,010       2      2,728    105     159     4
924     PROPERTY INSURANCE                        -      -      -        -         -       -       -          -      -       -     -
925     INJURIES AND DAMAGES                  1,586      -      -        2         -       -     (1)          -      -       -     -
926     EMPLOYEE PENSIONS AND BENEFITS       18,123 18,123      -        -         -       -       -          -      -       -     -
928     REGULATORY COMMISSION EXPENSE           787      -      -        1         -       -       1         43    558       -     -
929     DUPLICATE CHARGES-CREDIT                         -   (13)        -         -       -       -          -      -       -     -
                                               (13)
930.1  GENERAL ADVERTISING EXPENSE              808      -      -        -       757       5       3         29      -       7     -
930.2  MISCELLANEOUS GENERAL EXPENSES         6,914      -    165       13     1,376      16       6         47      -       -   882
931     RENTS                                 6,278      -    256      166       221     506     192        553    132     617     4
932     MAINTENANCE OF STRUCTURES AND
         EQUIPMENT                              345      -      -       12         1      62       -         68      -       -     -
935     MAINTENANCE OF GENERAL PLANT          2,014      -     55       69         -       -      11          4      -       -     -
408     TAXES OTHER THAN INCOME TAXES         6,449  6,296      3       17        47       -       -          1      -      19     -
409     INCOME TAXES                                     -      -                  -               -    (1,607)      -       -     -
                                               (1,607)                      -
410     PROVISION FOR DEFERRED INCOME
         TAXES                               1,607      -      -                  -               -      1,607      -       -     -
                                                                        -                 -
414      DEPRECIATION AND AMORTIZATION
          EXPENSE                            1,698      -      -        -         -       -       -      1,698      -       -     -
416      EXPENSES FROM MERCHANDISE           2,318      -      -      104     2,214       -       -          -      -       -     -
417.1   OTHER NONUTILITY EXPENSES           11,092      -     10       28    10,749       -       -         12      -      66     -
426.1   DONATIONS                            2,355      -      -        -         4       1       -          1      -   1,886   (4)
426.2   LIFE INSURANCE                      1,110)      -      -                  4 (1,114)       -          -      -       -     -
                                                                        -
426.4   CIVIC, POLITIC AND RELATED ACCOUNTS  1,181      -      -                  1       -       -          -      -   1,158     -
                                                                        -
426.5   OTHER DEDUCTIONS                     3,640      -     33       76       954     742      16        125      3     474    22
430      INTEREST ON DEBT TO ASSOCIATE
          COMPANIES                              -      -     -        -         -      1733      -           -         -
                                             1,733                      -
431      OTHER INTEREST EXPENSE                661      -      -                  -     661        -          -      -       -     -
                                                                        -
432      AFUDC                               (469)      -      -        -         -       -        -      (469)      -       -     -
500      OPERATION SUPERVISION AND
           ENGINEERING STEAM                     -      -      -        -         -       -        -          -      -       -     -
501      FUEL HANDLING EXPENSE                  78      -      5        -         -       -        -          -      -       -     -
----------------------------------------------------------------- -------- ----------------- -------- ---------- -------------------





------------------------------------------------------------------------------------------------------------------------------------
                                                                                        DEPARTMENT OR SERVICE FUNCTION
                                                         ---------------------------------------------------------------------------
                                                         ------INFOR-          MARKETING               FINAN-
DESCRIPTION OF ITEMS (Dollars in Thousands)       TOTAL  OVER- MATION CUSTOMER AND   EMPLOYEE PROCURE- CIAL  REGULA- PUBLIC INVESTOR
                                                 AMOUNT  HEAD  SERV-  SERV  - SALES  SERV-     MENT    SERV- TORY   AFFAIRS RELA-
                                                               ICES   ICES           ICES              ICES                 TIONS
--------------------------------------------------------------------------- -------------------------------------- --------- -------

517      OPERATION SUPERVISION AND ENGINEERING
          NUCLEAR                                     234   -       233       -       -         -       -     -    -      -        -
519      OPERATION COOLANTS AND WATER                  79   -        78       -       -         1       -     -    -      -        -
520      OPERATION STEAM  EXPENSES NUCLEAR             73   -        73       -       -         -       -     -    -      -        -
524      OPERATION MISC NUCLEAR                     1,832   -     1,811       1       -         1       8     1    -      -        -
528      MAINT SUPERVISION AND ENGINEERING              -   -         -       -       -         -       -     -    -      -        -
530      MAINT REACTOR PLANT EQUIPMENT                 29   -         4       -       -         3       -     -    -      -        -
532      MAINT MISC NUCLEAR                           273   -       272       -       -         -       -     -    -      -        -
537      OPERERATION EXPENSES HYDRO                    28   -         3       -       -         -       -     -    -      -        -
539      OPERATION MISC HYDRAULIC PWR GEN              66   -        45       -       -         -       -     -    -      -        -
543      MAINT RESERVOIS DAMS                           2   -         2       -       -         -       -     -    -      -        -
544      MAINT ELECTRIC PLANT HYDRO                     -   -         -       -       -         -       -     -    -      -        -
546      OPERATION SUPERVISION AND ENGINEERING          6   -         4       -       -         -       -     -    -      -        -
549      OPERATION MISC OTHER POWER GENERATION         14   -         5       -       -         -       -     -    -      -        -
552      MAINT STRUCTURERS OTHER POWER                  2   -         -       -       -         -       -     -    -      -        -
556      SYSTEM CONTROL AND LOAD                      122   -        69       -       -         -       -    31    -      -        -
560      OPERATION SUPERVISION AND ENGINEERING         11   -        10       -       -         -       -     -    -      -        -
561      OPERATION LOAD DISPATCHING TRANSMISSION       35   -        28       -       -         -       -     -    -      -        -
562      OPERATION STATION EXPENSES TRANSMISSION       84   -        84       -       -         -       -     -    -      -        -
563      OPERATION OH LINE EXPENSES TRANSMISSION        1   -         1       -       -         -       -     -    -      -        -
566      OPERATION MISC TRANSMISSION                  375   -       125       -       -         -       -     -    -      -        -
568      MAINT SUPERVISION AND ENGINEERING             10   -        10       -       -         -       -     -    -      -        -
569      MAINT  STRUCTURES TRANSMISSION                22   -         -       -       -         -       -     -    -      -        -
570      MAINT STATION EQUIPMENT  TRANSMISSION         90   -        74       -       -         -       -     -    -      -        -
571      MAINT OVERHEAD LINES TRANSMISSION              2   -         1       -       -         -       -     -    -      -        -
573      MAINT MISC TRANSMISSION                       35   -        35       -       -         -       -     -    -      -        -
580      DISTRIBUTION OPER SUPERVISION AND
          ENGINEERING                                  10   -         6       -       -         -       -     -    -      -        -
581      DISTRIBUTION OPER LOAD DISPATCH                3   -         3       -       -         -       -     -    -      -        -
582      DISTRIBUTION OPER STATION EXPENSES            91   -        84       -       -         -       -     -    -      -        -
583      DIST RIBUTION OPER REMOVE AND RESET            1   -         1       -       -         -       -     -    -      -        -
585      DISTRIBUTION OPER STREET LIGHT AND
          SIGNAL                                       87   -        86       -       -         -       -     -    -      -        -
586      DISTRIBUTION OPER METER EXPENSES             484   -         4     478       -         -       -     -    -      -        -
587      DISTRIBUTION OPERATION CUSTOMER INSTALL        1   -         -       -       -         -       -     -    -      -        -
588      DISTRIBUTION OPER MISC DISTRIBUTION          693   -       606       8       -         -       -     -    -      -        -
592      DISTRIBUTION MAINT OF STATION  EQUIPMENT      29   -        12       -       -         -       -     -    -      -        -
593      DISTRIBUTION MAINT OF OH LINES               100   -        62      33       -         -       -     -    -      -        -
594      DISTRIBUTION  MAINT UNDERGROUND LINES         30   -        30       -       -         -       -     -    -      -        -
595      DISTRIBUTION MAINT LINE TRANSFORMER            2   -         -       -       -         -       1     -    -      -        -
596      DISTRIBUTION  MAINT  STREET LIGHT AND
          SIGNAL                                       20   -        18       -       -         -       -     -    -      -        -
598      DISTRIBUTION MAINT MISC DISTRIBUTION
           PLANT                                       11   -         -       -       -         -       -     -    -      -        -
717      OPERATION LIQUID PETROLEUM GAS                 -   -         -       -       -         -       -     -    -      -        -
735      ENVIRONMENAL AMORTIZATION AND MISC           219   -         -       -       -         -       1  (4,731)-      -        -
851      SYSTEM CONTROL AND LOAD DISPATCH             129   -         5       -       -         -     124    -    -      -        -
853      COMPRESSOR STATION LABOR AND EXPENSES          4   -         -       -       -         -       -    -    -      -        -
856      MAINS EXPENSE                                  5   -         -       -       -         -       -    -    -      -        -
857      MEAS AND REG STATION                           1   -         -       1       -         -       -    -    -      -        -
861      MAINT SUPERVISION AND ENGINEERING             11   -         -       -       -         -       -    -    -      -        -
870      SUPERVISION AND ENGINEERING NATURAL
          GAS DISTRIBUTION                              1   -         -       -       -         -       -    -    -      -        -
---------------------------------------------------- ----------- -------------------------- ------------------------------------ ---





                                                                                DEPARTMENT OR SERVICE FUNCTION
                                                                       ---------------------------------------------------
                                                       ------- INFORMA-         MARKETING                FINAN-              INVEST-
DESCRIPTION OF ITEMS (Dollars in Thousands)      TOTAL  OVER-  TION   CUSTOMER AND    EMPLOYEE PROCURE- CIAL  REGULA- PUBLIC OR
                                                AMOUNT   HEAD  SERV-  SERV-    SALES  SERV-      MENT   SERV- TORY   AFFAIRS RELA-
                                                               ICES   ICES            ICES              ICES                 TIONS
------------------------------------------------------ -------- ------- -------- --------- ---------------- --------- ------------ -
874      MAINS AND SERVICES NATURAL GAS            43      -       41      1      -        -      -         -       -    -        -
878      METER AND HOUSE REGULATOR                240      -        -    240      -        -      -         -       -    -        -
879      CUST OMER INSTALLATION NATURAL GAS         13      -        -      8      -        -      -         -       -    -        -
880      OTHER EXPENSES NATURAL GAS                294      -      257      -      -        -      1         6       -    -        -
887      MAINT MAINS NATURAL GAS DISTRIBUTION        2      -        -      -      -        -      -         -       -    -        -
350      SUPERINTENDENCE OPERATIONS                 26      -       14      -      -        -      -         -       -    -        -
351      SUPERINTENDENCE MAINT                       7      -        6      -      -        -      -         -       -    -        -
370      ADMINISTRATIVE  AND GENERAL                10      -        9      -      -        -      -         -       -    -        -

----------------------------------------------------
INSTRUCTION:  Indicate each department or service function.
(see Instruction 01-3 General Structure of Accounting
System:  Uniform System Account)
----------------------------------------------- -------- ------- ------------- --------------- ------------ ------ ---------

                          TOTAL EXPENSES =   $240,268  $24,419  $23,144 $38,805 $34,339  $9,240 $2,551$31,480 $1,593  $9,169  $1,756
------------------------------------------- --------------------------- ------------------------------------------------------------

-------------------------------------------------- --------- --------- ------ -------- -------- --- --





                                                   ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------

                                                                           SCHEDULE XVII
                                                                 SCHEDULE OF EXPENSE DISTRIBUTION
                                                                                BY
                                                                  DEPARTMENT OR SERVICE FUNCTION

---------------------------------------------------------------------------------------------------------------------------------
                                                                   LAND AND                  DEPARTMENT OR SERVICE FUNCTION
                                                                  FACILITIES  ENVIRON- STRATEGIC  EXECUTIVE   OPERATIONAL
DESCRIPTION OF ITEMS   (Dollars in Thousands)          LEGAL      MANAGEMENT  MENTAL   PLANNING    SERVICES      SUPPORT
--------------------------------------------------------------- -----------------------------------------------------------------

901     SUPERVISION CUSTOMER ACCOUNTING                     $-          $-        $-       $-             $-           $1
902     METER READING                                        4           -         -        -              -            5
903     CUSTOMER RECORDS AND COLLECTIONS                     5           -         8        -              -          117
905     MISCELLANEOUS CUSTOMER ACCOUNTS                      4           2         -        -              -            3
907     SUPERVISION CUSTOMER SERVICE                         4           -         -        -              -            -
908     CUSTOMER ASSISTANCE                                  -           2         -        -            509           12
909     INFORMATIONAL AND INSTRUCTIONAL  ADVERTISING         -          30         -        -              -            -
910     MISCELLANEOUS CUSTOMER SERVICE                       -          40         1        -              -           10
911     SUPERVISION SALES ACTIVITIES                         -           -         -        -              -            -
912     DEMONSTRATING AND SELLING                            1           -         -        -              -            -
913     ADVERTISING                                          -           -         -        -              -            -
916     MISCELLANEOUS SALES                                  2           -         -        -            698            -
920     SALARIES AND WAGES                               4,657         305       777      479          4,854        1,017
921     OFFICE SUPPLIES AND EXPENSES                     3,018       2,326       414      312          1,940        6,316
923     OUTSIDE SERVICES EMPLOYED                       13,218           2     1,629       46          1,225           51
924     PROPERTY INSURANCE                                   -           -         -        -              -            -
925     INJURIES AND DAMAGES                             1,598           -         -        -              -         (13)
926     EMPLOYEE PENSIONS AND BENEFITS                       -           -         -        -              -            -
928     REGULATORY COMMISSION EXPENSE                      175           -         2        -              6            1
929     DUPLICATE CHARGES-CREDIT                             -           -         -        -              -            -
930.1  GENERAL ADVERTISING EXPENSE                           -           -         1        -              -            6
930.2  MISCELLANEOUS GENERAL EXPENSES                    1,202           1         -    1,924          1,277            5
931     RENTS                                              758         143       126      311          1,750          543
932     MAINTENANCE OF STRUCTURES AND EQUIPMENT              -           -         -        -              -          202
935     MAINTENANCE OF GENERAL PLANT                         6         596       311        -              -          962
408     TAXES OTHER THAN INCOME TAXES                        -          16         1        -             18           31
409     INCOME TAXES                                         -           -         -        -              -            -
410     PROVISION FOR DEFERRED INCOME TAXES                  -           -         -        -              -            -
414     DEPRECIATION AND AMORTIZATION EXPENSE                -           -         -        -              -            -
416     EXPENSES FROM MERCHANDISE                            -           -         -        -              -            -
417.1  OTHER NONUTILITY EXPENSES                            25         228        25        -             58        (109)
426.1  DONATIONS                                             -           -         -        -            467            -
426.2  LIFE INSURANCE                                        -           -         -        -              -            -
426.4  CIVIC, POLITIC AND RELATED ACCOUNTS                   1           -         -        -             21            -
426.5  OTHER DEDUCTIONS                                    162         370        14       14            545           90
430      INTEREST ON DEBT TO ASSOCIATE  COMPANIES            -           -         -        -              -            -
431      OTHER INTEREST EXPENSE                              -           -         -        -              -            -
432      AFUDC                                               -           -         -        -              -            -
500      OPERATION  SUPERV ISION AND ENGINEERING             -           -         -        -              -            -
STEAM
501      FUEL HANDLING EXPENSE                              14          59         -        -              -            -
--------------------------------------------------------------- ----------- --------- -------- -------------- ------------






------------------------------------------------------------------------------------------------------------------------------------
                                                                         LAND AND
                                                                       FACILITIES                  STRATEGIC  EXECUTIVE OPERATIONAL
DESCRIPTION OF ITEMS   (Dollars in Thousands)                 LEGAL    MANAGEMENT  ENVIRONMENTAL   PLANNING   SERVICES    SUPPORT
------------------------------------------------------------------------------- ---------- ------------ ----------- ---------

506      OPERATION MISC STEAM                                   22         -           23            -           -         123
510      MAINT SUPERVISION AND ENGINEERING  STEAM                -         -            -           51           -           -
511      MAINT STRUCTURES STEAM                                  -         2            -            -           -           -
512      MAINT BOILER PLANT STEAM                                -         -            -            -           -           -
513      MAINT ELECTRIC PLANT STEAM                              -         -            -            -           -           -
517      OPERATION  SUPERVISION AND ENGINEERING  NUCLEAR         -         -            -            -           -           1
519      OPERATION COOLANTS AND WATER                            -         -            -            -           -           -
520      OPERATION  STEAM EXPENSES NUCLEAR                       -         -            -            -           -           -
524      OPERATION MISC NUCLEAR                                  -         -            2            -           -           8
528      MAINT SUPERVISION AND ENGINEERING                       -         -            -            -           -           -
530      MAINT REACTOR PLANT EQUIPMENT                          22         -            -            -           -           -
532      MAINT MISC NUCLEAR                                      -         -            -            -           -           1
537      OPERATION EXPENSES HYDRO                                -        17            -            -           -           8
539      OPERATION  MISC HYDRAULIC PWR GEN                       -         1            -            -           -          20
543      MAINT RESERVOIRS DAMS                                   -         -            -            -           -           -
544      MAINT ELECTRIC PLANT HYDRO                              -         -            -            -           -           -
546      OPERATION  SUPERVISION AND ENGINEERING                  -         -            -            -           -           2
549      OPERATION  MISC OTHER POWER GENERATION                  -         -            3            -           -           6
552      MAINT STRUCTURERS OTHER POWER                           -         2            -            -           -           -
556      SYSTEM CONTROL AND LOAD                                 -         5            -            -           -          17
560      OPERATION  SUPERVISION AND ENGINEERING                  -         -            -            -           -           1
561      OPERATION  LOAD DISPATCHING TRANSMISSION                -         2            -            -           -           5
562      OPERATION  STATION EXPENSES TRANSMISSION                -         -            -            -           -           -
563      OPERATION OH LINE EXPENSES TRANSMISSION                 -         -            -            -           -           -
566      OPERATION MISC TRANSMISSION                             -       231            -            -           -          19
568      MAINT SUPERVISION AND ENGINEERING                       -         -            -            -           -           -
569      MAINT STRUCTURES TRANSMISSION                           -        22            -            -           -           -
570      MAINT STATION EQUIPMENT  TRANSMISSION                   -         6            -            -           -          10
571      MAINT OVERHEAD LINES TRANSMISSION                       -         -            -            -           -           1
573      MAINT MISC TRANSMISSION                                 -         -            -            -           -           -
580      DISTRIBUTION OPER SUPERVISION AND ENGINEERING           -         3            -            -           -           1
581      DISTRIBUTION OPER LOAD DISPATCH                         -         -            -            -           -           -
582      DISTRIBUTION OPER STATION EXPENSES                      -         7            -            -           -           -
583      DISTRIBUTION OPER REMOVE AND RESET                      -         -            -            -           -           -
585      DISTRIBUTION OPER STREET LIGHT AND SIGNAL               -         -            -            -           -           1
586      DISTRIBUTION OPER METER EXPENSES                        -         -            -            -           -           2
587      DISTRIBUTION OPERATION CUSTOMER INSTALL                 1         -            -            -           -           -
588      DISTRIBUTION OPER MISC DISTRIBUTION                     1        19            5            -           -          54
592      DISTRIBUTION  MAINT OF STAT ION EQUIPMENT               -         2            -            -           -          15
593      DISTRIBUTION MAINT OF OH LINES                          -         3            -            -           -           2
594      DISTRIBUTION  MAINT UNDERGROUND LINES                   -         -            -            -           -           -
595      DISTRIBUTION MAINT LINE TRANSFORMER                     -         1            -            -           -           -
596      DISTRIBUTION MAINT STREET LIGHT AND SIGNAL              -         -            -            -           -           2
598      DISTRIBUTION MAINT MISC DISTRIBUTION PLANT              -        11            -            -           -           -
717      OPERATION LIQUID PETROLEUM GAS                          -         -            -            -           -           -
735      ENVIRONMENTAL AMORTIZATION AND MISC                     7         -        4,942            -           -           -
851      SYSTEM CONTROL AND LOAD DISPATCH                        -         -            -            -           -           -
853      COMPRESSOR STATION LABOR AND EXPENSES                   -         -            4            -           -           -
856      MAINS EXPENSE                                           2         -            -            -           -           3
857      MEAS AND REG STATION                                    -         -            -            -           -           -
861      MAINT SUPERVISION AND ENGINEERING                       -         -           11            -           -           -
870      SUPERVISION AND ENGINEERING NATURAL GAS DISTRIBUTION    -         -            -            -           -           1
----------------------------------------------------------------------------- ------------ ------------ ----------- -----------





-------------------------------------------------------------------------------------------------------------------------
                                                                   LAND AND
                                                                  FACILITIES               STRATEGIC  EXECUTIVE  OPERATIONAL
DESCRIPTION OF ITEMS   (Dollars in Thousands)             LEGAL   MANAGEMENT  ENVIRONMENTAL PLANNING   SERVICES     SUPPORT
-----------------------------------------------------------------------------------------------------------------------------

874      MAINS AND SERVICES NATURAL GAS                      -       -            -             -         -          1
878      METER AND HOUSE REGULATOR                           -        -           -             -         -          -
879      CUSTOMER INSTALLATION NATURALGAS DISTRIBUTION       -        -           -             -         -          5
880      OTHER EXPENSES NATURAL GAS                          -        -           -             -         -         30
887      MAINT MAINS NATURAL GAS DISTRIBUTION                -        -           -             -         -          2
350      SUPERINTENDENCE OPERATIONS                          -        6           -             -         -          6
351      SUPERINTENDENCE MAINT                               -        -           -             -         -          1
370      ADMINISTRATIVE AND GENERAL                          -        -           -             -         -          1
------------------------------------------------------------- ----------- ----------- ------------- -------------------------

                                                     $24,909      $4,460      $8,299        $3,137        $13,368     $9,599
------------------------------------------------------------- ----------------------------------------- ------------ --------






                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------

                                                                 DEPARTMENTAL ANALYSIS OF SALARIES
                                                                            ACCOUNT 920



------------------------------------------
                                          ------------------------------------------------------------------------------------------
             NAME OF DEPARTMENT                                         DEPARTMENTAL SALARY EXPENSE                   NUMBER
                                          ----------------------------------------------------------------------------
                                                                                 INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
                                                             ---------------------------------------------------------------
    Indicate each department or service        TOTAL               PARENT               OTHER              NON       END OF
                 function.
           (Dollars in Thousands)              AMOUNT             COMPANY             ASSOCIATES       ASSOCIATES     YEAR
------------------------------------------------------------ -----------------------------------------------------------------------

  Information Services                                 $248          $-                     $248        $-             424
  Customer Services                                     909           -                      909          -            481
  Marketing and Sales                                 2,009           -                    2,009          -            104
  Employee Services                                   4,151           -                    4,151          -            117
  Procurement                                         1,818           -                    1,818          -              8
  Financial Services                                 14,348           -                   14,348          -            302
  Regulatory                                            639           -                      639          -             11
  Public Affairs                                      2,697           -                    2,697          -             44
  Legal                                               4,657           -                    4,657          -             98
  Investor Relations                                    561           -                      561          -             13
  Land and Facilities Management                        305           -                      305          -             60
  Environmental                                         777           -                      777          -             24
  Strategic Planning                                    479           -                      479          -             56
  Executive Services                                  4,854           -                    4,854          -             23
  Operational Support                                 1,017           -                    1,017          -             55







                                          ------------
                                          ------------ ---------------------- ------------- ----------------------------
                                       TOTAL       $39,469          $-                  $39,469        $-              1,820
--------------------------------------------- ------------- ---------------------- ------------- ----------------------------



                                                 ANNUAL REPORT OF SCANA Services, Inc.

                                                 For the Year Ended December 31, 2001

----------------------------------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923

----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                 RELATIONSHIP
                                                                         -----------------------------
                                                                               "A" = ASSOCIATE
             FROM WHOM PURCHASED                       ADDRESS               "NA" = NON ASSOCIATE        AMOUNT (in Thousands)
---------------------------------------------- ------------------------- ----------------------------- ---------------------------
                                                                                                       ---------------------------

Accounting & Auditing Services:
   Deloitte & Touche                                                                  NA                                    1,644
   Arthur Andersen LLP - Carolinas                                                    NA                                       56
   PricewaterhouseCoopers                                                             NA                                      267
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                            1,967
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Banking Services:
   Bank of America                                                                    NA                                      243
   Branch Banking & Trust                                                             NA                                       75
   Chase Manhattan                                                                    NA                                      175
   First Union Bank                                                                   NA                                       25
   National Bank                                                                      NA                                       55
   The Bank of New York                                                               NA                                       98
   Wachovia                                                                           NA                                      275
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                              946
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Payroll and Benefits Administration &
  Maintenance:
   ADP, Inc.                                                                          NA                                      229
   Towers Perrin                                                                      NA                                      676
   Allsup, Inc.                                                                       NA                                       57
                                                                                                       ---------------------------
                                                                                                                              962
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Construction Management Oversight
   Heritage Industrial Services, LLC                                                  NA                                      742
                                                                                                       ---------------------------

Consulting:
   The Norton Group                                                                   NA                                       40
   Arcadis Geraghty & Miller                                                          NA                                       74
   Van Rickland Clary - CDP                                                           NA                                       45
   Hewitt Associates LLC                                                              NA                                      647
   J A Wright                                                                         NA                                      713
   ARS Technolgoies SE, LLC                                                           NA                                       25
   Weltner Communications                                                             NA                                      115
   Cambridge Energy Research Associates, Inc.                                         NA                                       43
   EPRI                                                                               NA                                       30
   Lukens Energy Group                                                                NA                                       89
   McAlister Communications                                                           NA                                       45
   Rawle-Murdy Associates, Inc.                                                       NA                                       27
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                            1,893
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Waste Disposal:
   NU-Way Industrial  Services, Inc.                                                  NA                                       42
                                                                                                       ---------------------------
                                                                                                       ---------------------------

Employment Services:
   Adecco Employment Services                                                         NA                                      304
   Manpower Temporary Service                                                         NA                                       29
   Mind Your Businesses                                                               NA                                      107
   Mattox Electric Company, Inc.                                                      NA                                       37
                                                                                                       ---------------------------
                                                                                                                              477
                                                                                                       ---------------------------





Engineering Services:
  General Engineering                                                                 NA                                       51
  Withers & Ravenel                                                                   NA                                      536
                                                                                                       ---------------------------
                                                                                                                              587
                                                                                                       ---------------------------
Insurance Services:
   Key Risk Management Services, Inc.                                                 NA                                       33
   South Carolina Second Injury Fund                                                  NA                                      404
   South Carolina Workers' Comp                                                       NA                                       56
                                                                                                       ---------------------------
                                                                                                                              493
                                                                                                       ---------------------------
Legal Services:
   A. Parker Barnes Jr., PA & Associates                                              NA                                       26
   Alala Mullen Holland & Cooper PA                                                   NA                                       47
   Bolden & Martin, LLP                                                               NA                                       75
   Cameron McKenna LLP                                                                NA                                      829
   Carter, Ledyard & Milburn                                                          NA                                       69
   Crim & Bassler, LLP                                                                NA                                      350
   Fred C. Meyer                                                                      NA                                       35
   Haynsworth Sinkler Boyd, PA                                                        NA                                      207
   Hobb & Associates                                                                  NA                                      134
   Holcomb & Fletcher                                                                 NA                                       57
   Hunton & Williams                                                                  NA                                      109
   Joe Tanner & Associates                                                            NA                                       53
   Jones Day Reavis & Pogue                                                           NA                                      324
   Kilpatrick Stockton LLP                                                            NA                                      303
   LeBoeuf, Lamb, Greene & Macrae                                                     NA                                      100
   McDermott, Will & Emery                                                            NA                                      691
   McDonald, McKenzie, Rubin, Miller, Lybran                                          NA                                       51
   McNair Law Firm                                                                    NA                                      354
   Moore & Van Allen PLLC                                                             NA                                      267
   Nelson Mullins Riley & Scarborough                                                 NA                                      351
   Nexsen Pruet Jacobs & Pollard                                                      NA                                       65
   Nixon Peabody LLP                                                                  NA                                       30
   Ogletree, Deakins, Nash, Smoak & Stewart,PC                                        NA                                      344
   Oswald Law Office                                                                  NA                                       70
   Pope & Hudgen, PA                                                                  NA                                       43
   Patricia T Smith                                                                   NA                                      288
   Richardson & Birdsong                                                              NA                                       34
   Richardson, Plowden, Carpenter & Robinson, PA                                      NA                                       70
   Saks Montgomery                                                                    NA                                       62
   Smith, Galloway, Lyndall & Fuchs, LLP                                              NA                                      303
   Stacey M. Jenkins PC                                                               NA                                       33
   Thelen Reid & Priest LLP                                                           NA                                       36
   Webb Stuckey & Lindsay LLC                                                         NA                                      215
   Willoughby & Hoefer PA                                                             NA                                      543
   Winston & Strawn                                                                   NA                                       26
                                                                                                       ---------------------------
                                                                                                                            6,594
                                                                                                       ---------------------------
Rating Services:
   Fitch, Inc.                                                                        NA                                       40
   Moody's Investor                                                                   NA                                      207
   Standard & Poor                                                                    NA                                      139
                                                                                                       ---------------------------
                                                                                                       ---------------------------
                                                                                                                              386
                                                                                                       ---------------------------
                                                                                                       ---------------------------
Security Services:
    Best Western Governor's House                                                     NA                                       26
   Coastal International                                                              NA                                    3,513
                                                                                                       ---------------------------
                                                                                                                             3539
                                                                                                       ---------------------------

All Others less than $25,000 (550 items)                                              NA                                    2,816
                                                                                                       ---------------------------


-------------------------------------------------- --------------------- ----------------------------- ---------------------------
-------------------------------------------------- --------------------- ----------------------------- ---------------------------
                                            TOTAL                                                                         $21,444
-------------------------------------------------- --------------------- ----------------------------- ---------------------------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

       -------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926

       -------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

       -------------------------------------------------------------------------


                       DESCRIPTION                         AMOUNT (in Thousands)
       ------------------------------------------------- -----------------------

       Pension Plan                                            $1,294
       Key Employee Retention Program                           1,960
       Group Insurance                                          9,658
       Stock Purchase Plan                                      3,355
       Disability                                                 920
       Education and Tuition Assistance                           144
       Recreational Clubs                                         114
       Employee Assistance Program                                 49
       Parking                                                    108
       Service Awards                                              52
       Others                                                     469








                                                       ---------------
                                                TOTAL         $18,123
       ----------------------------------------------- ---------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------


       DESCRIPTION             NAME OF PAYEE               AMOUNT (in Thousands)
--------------------------------------------------------------------------------

Media Campaign                Chernoff/Silver .                    $107
Print Media Advertising       Chernoff/Silver                       203
Project Management            Chernoff/Silver                       147
Media Buys                    Chernoff/Silver                        34
TV Advertising                Chernoff/Silver                        98
Hurricane Brochure            Chernoff/Silver                        18
Convention/Expo Marketing     FBS Card Service                        6
Media Buys                    JWG Associates                         10
Print Media Advertising       Service Printing                        5
Convention/Expo Marketing     Geiger Bros./O'Cain Advertising        12
Media Buys                    Crow International                     15
Convention/Expo Marketing     General Growth Properties, Inc.         5
Print Media Advertising       Greater Columbia Chamber of Commerce    4
Print Media Advertising       IMARA Communications                    5
Mobile Advertising            Industrial Sign & Graphics Inc         10
Convention/Expo Marketing     Laarhoven Design                        5
Print Media Advertising       Black Pages USA                        23
Convention/Expo Marketing     Black Pages USA                        25
Print Media Advertising       Minority Business News                  8
Print Media Advertising       SC Homes & Gardens                      8
Print Media Advertising       Sandlapper Society, Inc.                5
Web Media                     Shareholder.com                         4
Print Media Advertising       State Printing                          5
                              Others                                 46

----------------------------- ---------------------- --------------------
                                              TOTAL                $808
----------------------------- ---------------------- --------------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

 -------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

   -----------------------------------------------------------------------------

   INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

   -----------------------------------------------------------------------------


                        DESCRIPTION                      AMOUNT (in Thousands)
   ---------------------------------------------------- ------------------------

   Industry association dues                                          $2,477
   Board of Directors expenses                                           953
   Miscellaneous labor                                                    66
   Computer systems expenses                                           1,105
   Travel expenses (including meals)                                     154
   Postage                                                               102
   Utilities                                                              31
   Equipment leasing                                                      35
   Annual meeting of shareholders expenses                               523
   Credit evaluation services                                            119
   Investment services                                                    35
   Marketing research                                                    793
   Liability insurance                                                    10
   Licensing and permits                                                 124
   Miscellaneous supplies                                                 27
   Employee moving expenses                                               41
   Non-charitable contributions                                           26
   Other miscellaneous expenses                                          293




   ------------------------------------------------------------ -------------
                                                         TOTAL        $6,914
   ------------------------------------------------------------ -------------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

 -------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931

             -------------------------------------------------------------------

             INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

             ------------------------------------------------------------------


                  TYPE OF PROPERTY                     AMOUNT (in Thousands)
             ---------------------------------------- -------------------------

             Office space                                      $5,401
             Communications towers                                 76
             Communications equipment                              85
             Computer equipment                                   716












                                                         -------------
                                                  TOTAL        $6,278
             ------------------------------------------- -------------

Note: Rent amounts are charged to Account 931 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

 -------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

     ---------------------------------------------------------------------------

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

     -------------------------------------------------------------------------


                      KIND OF TAX                     AMOUNT (in Thousands)
     ----------------------------------------------- -------------------------

     Other than U. S. Government Taxes:
         Business License                                            $153
         State Unemployment Tax                                       353
                                                             -------------
                                                             -------------
                                                                      506
                                                             -------------
                                                             -------------
     U. S. Government Taxes:
         Social Security and Medicare Tax                           5,835
         Unemployment Tax                                             108
                                                             -------------
                                                             -------------
                                                                    5,943
                                                             -------------
                                                             -------------









                                                           -------------
                                                    TOTAL        $6,449
     ------------------------------------------------------------ -------



                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

-------------------------------------------------------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

-------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------------------------------------------------------


                      NAME OF RECIPIENT                               PURPOSE OF DONATION            AMOUNT (in Thousands)
--------------------------------------------------------------- --------------------------------- -----------------------------

Advantage Asheville                                             Corporate Contribution                    4
Aiken Center for the Arts                                       Corporate Contribution                    5
Allendale Green                                                 Corporate Contribution                    5
American Cancer Society                                         Corporate Contribution                    6
American Heart Association                                      Corporate Contribution                    3
Beaufort County United Way                                      Corporate Contribution                   17
Beaufort Memorial Hospital Foundation                           Corporate Contribution                   11
Belmont Abbey College                                           Corporate Contribution                    6
Benedict College                                                Corporate Contribution                    9
Berkeley County Foundation for Education                        Corporate Contribution                    6
Boy Scouts of America                                           Corporate Contribution                    4
Brevard Music Center                                            Corporate Contribution                    5
Brookgreen Gardens                                              Corporate Contribution                    5
Buy.com Carolina Classic                                        Corporate Contribution                    4
Carolina Marathon                                               Corporate Contribution                    5
Carolinas Minority Supplier                                     Corporate Contribution                    6
Celebrate Freedom Foundation                                    Corporate Contribution                    5
Central Carolina Community Foundation                           Corporate Contribution                    5
Charleston Metro Chamber of commerce                            Corporate Contribution                    8
Charlotte Regional Partnership                                  Corporate Contribution                   20
City of Charleston                                              Corporate Contribution                   13
City of Gastonia                                                Corporate Contribution                    5
Clemson University Foundation                                   Corporate Contribution                  114
Columbia City Ballet                                            Corporate Contribution                   13
Columbia Jewish Community Center                                Corporate Contribution                   10
Columbia Urban League, Inc.                                     Corporate Contribution                    5
Columbia World Affairs Council                                  Corporate Contribution                    5
Communities in Schools SC Inc.                                  Corporate Contribution                    9
Crisis Ministries                                               Corporate Contribution                    5
Cultural Council of Richland & Lexington Counties               Corporate Contribution                   50
Daniel Stowe Botanical Garden                                   Corporate Contribution                    5
Dorchester County Economic Development Board                    Corporate Contribution                    3
East Coop Family YMCA                                           Corporate Contribution                   10
Educational Resources Foundation                                Corporate Contribution                   33
Edventure Inc.                                                  Corporate Contribution                   20
First Night Charleston Inc.                                     Corporate Contribution                    3
First Steps                                                     Corporate Contribution                  100
Forestview High School PTA Inc                                  Corporate Contribution                   10
Friends of the Hunley Inc                                       Corporate Contribution                   36
Gardner-Webb University                                         Corporate Contribution                    5
Gaston College Foundation                                       Corporate Contribution                    5
Gaston County Education                                         Corporate Contribution                    5
Gaston County Schools                                           Corporate Contribution                   10
Gaston Skills Inc                                               Corporate Contribution                    3
Geiger Bros                                                     Corporate Contribution                   10
Greater Gastonia Development Corporation                        Corporate Contribution                    8
Greater Raleigh Chamber of Commerce                             Corporate Contribution                   11
Greater Summerville-Dorchester Counties Chamber of Commerce     Corporate Contribution                    4
Hope Worldwide - SC                                             Corporate Contribution                    5
Independent College Fund                                        Corporate Contribution                    5
Junior Achievement of Central SC                                Corporate Contribution                   24
Juvenile Diabetes Foundation                                    Corporate Contribution                    6
Lake City Library Board of Trustees                             Corporate Contribution                    5
Lowcountry Manufacturers Council                                Corporate Contribution                    5
Lowcountry Senior Coalition Inc                                 Corporate Contribution                    5
March of Dimes                                                  Corporate Contribution                    9
Midlands Technical College                                      Corporate Contribution                    5
Monday After the Masters                                        Corporate Contribution                   15
NC Public Television                                            Corporate Contribution                    5
National Kidney Foundation of SC                                Corporate Contribution                    4
Newberry College                                                Corporate Contribution                    4
North Carolina Citizens for Business and Industry               Corporate Contribution                   73
North Carolina State Education                                  Corporate Contribution                   25
Office of the Governor - Project Share                          Corporate Contribution                  100
Partnership for Tomorrow                                        Corporate Contribution                    6
Players Charitable Foundation                                   Corporate Contribution                    5
Rural Crossroads Institute                                      Corporate Contribution                    5
Salvation Army                                                  Corporate Contribution                   91
SC Attorney General's Office                                    Corporate Contribution                    3
SC Conference of Branches NAACP                                 Corporate Contribution                    4
SC District Export Council                                      Corporate Contribution                    5
SC State University                                             Corporate Contribution                  106
SCE&G Employee Good Neighbor Fund                               Corporate Contribution                   20
South Carolina Cares                                            Corporate Contribution                   50
South Carolina Chamber of Commerce                              Corporate Contribution                  129
South Carolina Foundation of Independent Colleges               Corporate Contribution                   15
South Carolina Law Enforcement Division Officers' Association   Corporate Contribution                    6
South Carolina Philharmonic                                     Corporate Contribution                   17
South Carolina Stars, Inc.                                      Corporate Contribution                    5
Spoleto Festival USA                                            Corporate Contribution                   15
The Actor's Theatre of SC                                       Corporate Contribution                    4
The American Legion                                             Corporate Contribution                    4
The Brookland Foundation                                        Corporate Contribution                    3
The Community Foundation                                        Corporate Contribution                   60
The Nurturing Center Inc.                                       Corporate Contribution                    5
The Public Policy Group LLC                                     Corporate Contribution                    8
The Regional Medical Center                                     Corporate Contribution                    5
Three Rivers Music Festival                                     Corporate Contribution                   15
Town of Bluffton                                                Corporate Contribution                    6
Town of Brunson                                                 Corporate Contribution                   10
Town of Salley                                                  Corporate Contribution                    4
Triangle United Way                                             Corporate Contribution                   11
Tri-County Regional Chamber of Commerce                         Corporate Contribution                    3
Trident United Way                                              Corporate Contribution                   84
United Way                                                      Corporate Contribution                  190
University of South Carolina                                    Corporate Contribution                  125
Urban League of the Up-State                                    Corporate Contribution                   10
West Gastonia Boys & Girls Club                                 Corporate Contribution                    5
With Friends Inc.                                               Corporate Contribution                    4
Others less than $3,000 (317 items)                             Corporate Contribution                  373
--------------------------------------------------------------- --------------------------------- ----------
                                                                                           TOTAL     $2,355
--------------------------------------------------------------- --------------------------------- ----------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001

--------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

--------------------------------------------------------------------------------

                                                                AMOUNT
                      DESCRIPTION           NAME OF PAYEE      (in Thousands)
--------------------------------------------------------------------------------

Miscellaneous non-operating labor and benefits                $1,779
Contributions and sponsorships                                    86
Dues and memberships                                             122
Facility maintenance                                             263
Utilities                                                         35
Supplies                                                          61
Consulting                                                        74
Vehicle expenses                                                  41
Travel and meal expenses                                          31
Printing                                                          38
Computer resources                                                81
Other                                                          1,029









-------------------------------------------------------- -----------
                                                  TOTAL      $3,640
-------------------------------------------------------- -----------

                      ANNUAL REPORT OF SCANA Services, Inc.

                      For the Year Ended December 31, 2001


-------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

     See Notes to Financial Statements on page 21.




--------------------------------------------------------- ---------------------

                      ANNUAL REPORT OF SCANA Services, Inc.
                             ----------------------

                               Organization Chart

President and Chief Operating Officer

Senior Vice President and Chief Financial Officer

Senior Vice President, General Counsel and Assistant Secretary

Deputy General Counsel and Assistant Secretary

Secretary

Treasurer

Controller

Executive for South Carolina Retail Utility Operations

Executive for Communications Operations and Governmental Affairs

Senior Vice President for Human Resources

Executive for Marketing

Vice President for Information Services and Technology

Officer for Corporate Compliance and Internal Affairs

Vice President for Governmental Affairs and Economic Development

Vice President for Market Development and Delivery

Assitant Controller




                      ANNUAL REPORT OF SCANA Services, Inc.

                              Methods of Allocation

                            Form of Service Agreement

     This Service Agreement (this "Agreement") is entered into as of the ____ day of __________, by and between [insert name of subsidiary], a __________ corporation (the "Company") and SCANA Service Company, a South Carolina corporation ("SCANA Service").

     WHEREAS, SCANA Service is a direct or indirect wholly owned subsidiary of SCANA Corporation;

     WHEREAS, SCANA Service has been formed for the purpose of providing administrative, management and other services to subsidiaries of SCANA Corporation; and

     WHEREAS, the Company believes that it is in the interest of the Company to provide for an arrangement whereby the Company may, from time to time and at the option of the Company, agree to purchase such administrative, management and other services from SCANA Service;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

I. SERVICES. SCANA Service supplies, or will supply, certain administrative, management or other services to Company similar to those supplied to other subsidiaries of SCANA Corporation. Such services are and will be provided to the Company only at the request of the Company. Exhibit I hereto lists and describes all of the services that are available from SCANA Service.

II. PERSONNEL. SCANA Service provides and will provide such services by utilizing the services of their executives, accountants, financial advisers, technical advisers, attorneys and other persons with the necessary qualifications.

     If necessary, SCANA Service, after consultation with the Company, may also arrange for the services of nonaffiliated experts, consultants and attorneys in connection with the performance of any of the services supplied under this Agreement.

III. COMPENSATION AND ALLOCATION. As and to the extent required by law, SCANA Service provides and will provide such services at cost. Exhibit I hereof contains rules for determining and allocating such costs.


IV. [TO BE INCLUDED IN CONTRACT WITH PSNC ONLY] NORTH CAROLINA PROVISIONS.

   (A) PSNC hereby agrees that:

     (1) it will not incur a charge hereunder except in accordance with North Carolina law and the rules, regulations and orders of the North Carolina Utilities Commission (the "NCUC") promulgated thereunder;

(2) it will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by the NCUC; and

(3) it will not incur a charge hereunder except for charges determined in accordance with Rules 90 and 91 of the Act.

(B) PSNC and SCANA Service acknowledge that as a result of the agreements contained in Sections IV(A)(1) and (A)(3), PSNC will not accept services from SCANA Service if the cost to be charged for such service, as calculated pursuant to Rules 90 and 91 of the Act, differs from the amount of charges PSNC is permitted to incur under North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder.

V. TERMINATION AND MODIFICATION. The Company may terminate this Agreement by providing 60 days written notice of such termination to SCANA Service. SCANA Service may terminate this Agreement by providing 60 days written notice of such termination to the Company.

     This Agreement is subject to termination or modification at any time to the extent its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement. This Agreement shall be subject to the approval of any state commission or other state regulatory body whose approval is, by the laws of said state, a legal prerequisite to the execution and delivery or the performance of this Agreement [For contract with PSNC only: and any subsequent modifications thereof].

     VI. SERVICE REQUESTS. The Company and SCANA Service will prepare a Service Request on or before _____________ of each year listing services to be provided to the Company by SCANA Service and any special arrangements related to the provision of such services for the coming year, based on services provided during the past year. The Company and SCANA Service may supplement the Service Request during the year to reflect any additional or special services that the Company wishes to obtain from SCANA Service, and the arrangements relating thereto.

     VII. BILLING AND PAYMENT. Unless otherwise set forth in a Service Request, payment for services provided by SCANA Service shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the Company and SCANA Service. Billing will be made on a monthly basis, with the bill to be rendered by the 25th of the month, and remittance or accounting entries completed within 30 days of billing.

VIII.NOTICE. Where written notice is required by this Agreement, all notices, consents, certificates, or other communications hereunder shall be in writing and shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

                    1.        To the Company:

                              ====================
                              ====================

                    2.        To SCANA Service:

                              ====================
                              ====================

IX. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to their conflict of laws provisions.

X. MODIFICATION. No amendment, change or modification of this Agreement shall be valid, unless made in writing and signed by all parties hereto.

     XI. ENTIRE AGREEMENT. This Agreement, together with its exhibits, constitutes the entire understanding and agreement of the parties with respect to its subject matter, and effective upon the execution of this Agreement by the respective parties hereof and thereto, any and all prior agreements, understandings or representations with respect to this subject matter are hereby terminated and canceled in their entirety and are of no further force or effect.

XII. WAIVER. No waiver by any party hereto of a breach of any provision of this Agreement shall constitute a waiver of any preceding or succeeding breach of the same or any other provision hereof.

XIII.ASSIGNMENT. This Agreement shall inure to the benefit and shall be binding upon the parties and their respective successors and assigns. No assignment of this Agreement or any party's rights, interests or obligations hereunder may be made without the other party's consent, which shall not be unreasonably withheld, delayed or conditioned.

XIV. SEVERABILITY. If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of this ________ day of _________.

                              SCANA SERVICE COMPANY


                                 By:       _____________________________
                                           Name:
                                           Title:

                                 [Subsidiary]


                                 By:
                                           Name:
                                           Title:

                                    EXHIBIT I

           Description of Services, Cost Accumulation, Assignment and
                          Allocation Methodologies for

                              SCANA Service Company

     This document sets forth the methodologies used to accumulate the costs of services performed by SCANA Service Company ("SCANA Service") and to assign or allocate such costs to other subsidiaries and business units within SCANA Corporation ("Client Entities").

Cost of Services Performed

     SCANA Service maintains an accounting system that enables costs to be identified by Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The primary inputs to the accounting system are time records of hours worked by SCANA Service employees, accounts payable transactions and journal entries. Charges for labor are made at the employees' effective hourly rate, including the cost of pensions, other employee benefits and payroll taxes. To the extent practicable, costs of services are directly assigned to the applicable Account Codes. The full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes. Indirect costs are associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

Cost Assignment and Allocation

     SCANA Service costs will be directly assigned, distributed or allocated to Client Entities in the manner prescribed below.

           1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly assigned or charged to such Client Entity.

           2. Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed among and charged to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the allocation methods described below.

           3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated among and charged to such Client Entities by application of one or more of the allocation methods described below.

Allocation Methods

         The following methods will be applied, as indicated in the Description of Services section that follows, to allocate costs for services of a general nature.

           1. Information Systems Chargeback Rates - Rates for services, including but not limited to Software, Consulting, Mainframe, Midtier and Network Connectivity Services, are based on the costs of labor, materials and Information Services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           2. Margin Revenue Ratio - "Margin" is equal to the excess of sales revenues over the applicable cost of sales, i.e., cost of fuel for generation and gas for resale. The numerator is equal to margin revenues for a specific Client Entity and the denominator is equal to the combined margin revenues of all the applicable Client Entities. This ratio will be evaluated annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

           3. Number of Customers Ratio - A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           4. Number of Employees Ratio - A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           5. Three-Factor Formula - This formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company-paid payroll taxes) and gross revenues during the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           6. Telecommunications Chargeback Rates - Rates for use of telecommunications services other than those encompassed by Information Systems Chargeback Rates are based on the costs of labor, materials, outside services and Telecommunications overheads. Such rates are applied based on the specific equipment employment and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

           7. Gas Sales Ratio - A ratio based on the actual number of dekatherms of natural gas sold by the applicable gas distribution or marketing operations. This ratio will be determined annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

Description of Services

     A description of each of the services performed by SCANA Service, which may be modified from time to time, is presented below. As discussed above, where identifiable, costs will be directly assigned or distributed to Client Entities. For costs accumulated in Account Codes which are for services of a general nature that cannot be directly assigned or distributed, the method or methods of allocation are also set forth. Substitution or changes may be made in the methods of allocation hereinafter specified, as may be appropriate, and will be provided to state regulatory agencies and to each affected Client Entity.

1.   Information   Systems  Services  -  Provides   electronic  data  processing
     services. Costs of a general nature are allocated using the Information Systems Chargeback Rates.

2. Customer Services - Provides billing, mailing, remittance processing, call center and customer communication services for electric and gas customers. Costs of a general nature are allocated using the Margin Revenue Ratio.

3. Marketing and Sales - Establishing strategies, provides oversight for marketing, sales and branding of utility and related services and conducts marketing and sales programs. Costs of a general nature are allocated using the Number of Customers Ratio.

4. Employee Services - Includes Human Resources which establishes and administers policies and oversees compliance with regulations in the areas of employment, compensation and benefits, processes payroll and administers corporate training. Also includes employee communications, facilities management and mail services. Costs of a general nature are allocated using the Number of Employees Ratio.

5. Corporate Compliance - Oversees compliance with all laws, regulations and policies applicable to all of SCANA Corporation's businesses and directs compliance training. Costs of general nature are allocated using the Number of Employees Ratio.

6. Purchasing - Provides procurement services. Costs of a general nature are allocated using the Three-Factor Formula.

7.   Financial  Services  -  Provides  treasury,   accounting,   tax,  financial
     planning, rate and auditing services services. Costs of a general nature are allocated using the Three-Factor Formula.

8. Risk Management - Provides insurance, claims, security, environmental and safety services. Costs of a general nature are allocated using the Three-Factor Formula.

9. Public Affairs - Maintains relationships with government policy makers, conducts lobbying activities and provides community relations functions. Costs of a general nature are allocated using the Three-Factor Formula.

10. Legal Services - Provides various legal services and general legal oversight; handles claims. Costs of a general nature are allocated using the Three-Factor Formula.

11. Investor Relations - Maintains relationships with the financial community and provides shareholder services. Costs of a general nature are allocated using the Three-Factor Formula.

12.  Telecommunications - Provides  telecommunications  services,  primarily the
     use   of   telephone    equipment.    Costs   are   allocated   using   the
     Telecommunications Chargeback Rates.

13. Gas Supply and Capacity Management - Provides gas supply and capacity management services. Costs of a general nature are allocated using the Gas Sales Ratio.

14. Strategic Planning - Develops corporate strategies and business plans. Costs of a general nature are allocated using the Three-Factor Formula.

15. Executive - Provides executive and general administrative services. Costs of a general nature are allocated using the Three-Factor Formula.

                                   EXHIBIT II

                         FORM OF INITIAL SERVICE REQUEST

     The undersigned requests all of the services listed in Exhibit I from SCANA Service Company, except for _______________________________________. The services requested hereunder shall commence on _____________ and be provided through ________________.

                                   [Subsidiary]


                                   By:       ______________________________
                                             Name:
                                             Title:


                                                              EXHIBIT C-2

                              SCANA Service Company
                             Policies and Procedures

     SCANA Service Company ("SCANA Service") will provide administrative, management and other services to the subsidiaries and business units within SCANA Corporation ("Client Entities") in accordance with the terms of Service Agreements. SCANA Service will provide the necessary accounting and procedural infrastructure to support the administration of the Service Agreements in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") as promulgated in the Public Utility Holding Company Act of 1935 (the "1935 Act").

Service Requests and Agreements

     SCANA Service and each Client Entity will enter into a Service Agreement that will set forth, in general terms, the services to be performed by each organization in SCANA Service directly for or on behalf of each Client Entity. Pursuant to the Service Agreement, SCANA Service and each Client Entity will prepare Service Request forms designed to provide guidance as to the service expectations of the parties thereto. The Service Request forms will be reviewed annually, or more often if necessary. The Service Agreements will be approved by authorized representatives of SCANA Service and the management of each Client Entity.

Service Requests will typically contain the following information:

1. Type and Scope of Services
2. Any Cost Parameters
3. Payment Terms
4. Applicable Contingencies

Accounting System

     SCANA Service will maintain an accounting system that provides the ability to assign costs to the category of service to which they relate. The system also enables the costs of services to be charged directly to the Client Entity for which they were performed or, when appropriate, accumulated in such a manner that they can be distributed or allocated to two or more Client Entities using an approved methodology. The system will also generate all necessary Client Entity billing information.

     The system is based on the use of codes to assign charges to the applicable Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The Account Numbers conform to the System of Accounts for Mutual Service Companies prescribed by the 1935 Act, as modified to include additional account numbers from the Federal Energy Regulatory Commission's Uniform System of Accounts to provide for the accumulation of costs of certain utility operating activities. The Account Codes facilitate the tracking of the cost of each service by its component costs, such as labor, materials and outside services, and provide the ability to break the costs of services down by amounts directly charged to specific Client Entities and amounts allocated.

     Labor and labor-related costs will likely be the most significant costs that the SCANA Service incurs. Accordingly, SCANA Service will maintain a time-entry subsystem that enables SCANA Service employees to accurately assign hours worked to the appropriate Account Codes. All SCANA Service employees will prepare standard timesheets or similar records that indicate the purpose of each hour worked. The employee's supervisor will approve timesheets. Information from the timesheets will be entered into the time-entry subsystem no later than the last pay period to which it relates. Charges for labor will be made at each employee's effective hourly rate and will include the cost of pensions, other employee benefits and payroll taxes.

     An initial training session for employees will occur in the beginning of March and will be conducted by accounting professionals to ensure understanding of the new coding procedures. All employees (both from SCANA Service and Client Entities) who code time and expenses will be included in this training. Ongoing support and follow-up will be provided through the same accounting professionals conducting the initial training. Moreover, additional training will be provided during the May time frame to ensure understanding of coding impact upon the system's financial statements as well as to provide instruction regarding the proper analysis of charges.

     All other accounting subsystems, including accounts payable processing, will be designed to support the use of the necessary Account Codes. In all cases, the SCANA Service will retain the applicable underlying source documents that indicate the nature and purpose of the costs incurred.

     To the extent practicable, SCANA Service employees will assign costs directly to the Account Codes associated with the services rendered. However, the full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes, which cannot be associated with specific services. Indirect costs will be associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

     SCANA Service costs will be directly charged, distributed or allocated to Client Entities in the manner prescribed below.

      1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly charged to such Client Entity.

      2. Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the approved allocation methods.

      3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated to such Client Entities by application of one or more approved allocation methods.

Billing

     Monthly, SCANA Service will prepare and submit a bill to each Client Entity for services rendered. At a minimum, the bill will itemize the cost of each service charged to the Client Entity. The bill will be rendered by the 25th of the following month with payment due 30 days thereafter.

     The management of each Client Entity is responsible for reviewing the bill from SCANA Service to determine the accuracy and appropriateness of the charges.

     The accounting system contains the detailed transactions supporting the services billed. Using the system, SCANA Service will assist the Client Entities, as necessary, with the review and validation of charges. Any adjustments required will be made in the subsequent month. SCANA Service will put in place processes and applicable systems designed to provide information to Client Entities regarding services provided and related costs. The information should enable the Client Entities to determine if they have been billed consistent with the terms of the Service Agreements.

Accounting Department Responsibilities

     The SCANA Service Accounting Department will be responsible for administering, monitoring and maintaining the processes by which SCANA Service costs are accumulated and billed to client entities. In connection with this responsibility, the Accounting Department will:

1.   Coordinate the preparation of Service Requests

2.   Control the establishment and use of SCANA Service Account Codes

3.   Review and  evaluate  the  reasonableness  of monthly  bills to each Client
     Entity

4.   Assist Client Entities with the review and validation of charges

     The Accounting Department will update all allocations used by the SCANA Service annually, or more often as conditions warrant, and maintain all documentation supporting the calculations. The Accounting Department will ensure the allocation methods are appropriate for the type of cost incurred, have been approved by the SEC and are consistent with applicable orders of state utility commissions.

Dispute Resolution

     In the event disputes arise between the SCANA Service and the Client Entity over amounts billed, the Accounting Department and representatives of the Client Entity will attempt to resolve the issues. If necessary, the Chief Financial Officer will mediate. Unresolved disputes will be referred to Senior Management for final disposition.

Internal Review

     The Audit Services Department will conduct periodic audits of the SCANA Service administration and accounting processes. The audits will include examinations of Service Agreements, accounting systems, source documents, allocation methods and billings to determine if services are authorized and properly accounted for. In addition, Service Request and Agreement policies, operating procedures and controls will be evaluated annually.

Evaluation and Measurement

     In order to encourage the efficient and cost competitive provision of services, SCANA Service will establish appropriate benchmarking measures and a customer review process. The customer review process will allow for input from the Client Entities as to the volume and value of the products and services provided by SCANA Service. This review will be part of the annual budget development process and the completion of the Service Requests and Agreements.


                      ANNUAL REPORT OF SCANA Services, Inc.

           Annual Statement of Compensation for Use of Capital Billed


                                       NA

                      ANNUAL REPORT OF SCANA Services, Inc.


                                Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                      SCANA Services, Inc.
                             --------------------------------------------------
                                  (Name of Reporting Company)

                    By:                  s/Mark R. Cannon
                             --------------------------------------------
                                    (Signature of Signing Officer)

                                            Controller
                             --------------------------------------------------
                                 (Printed Name and Title of Signing Officer)

Date:     April 29, 2002
     ------------------------------------------------